21

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08000890

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Centrica PLC

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FEB 2 6 2008
THOMSON
FINANCIAL

FILE NO. 82- 04578 FISCAL YEAR 12/31/07

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Centrica plc

Preliminary results for the year ended 31 December 2007

Financial overview:

- Group results in line with trading update in December 2007
- Revenue^ down 0.4% at £16.3bn
- Operating profit*^ up 40% to £1,949m
- Earnings*^ up 60% to £1,121m
- Adjusted basic earnings per share up 58% to 30.6p
- Recommended final dividend of 9.65p/share, full year dividend of 13p/share, up 17%

Operating overview:

- Growth in Group profits driven by strong first six months
- British Gas Residential customer service significantly improved. Over 200,000 customers returned to British Gas in the second half
- Gas production volumes up 18% on prior year
- Investment in upstream asset base up 71% on prior year at £801m
- Growth businesses all produced record profits

"2007 was a year of substantial achievement for Centrica during which we made further progress on addressing the key priorities for the business. This will enable us to move forward with a leaner and more focused business and to concentrate on securing growth in the competitive markets in which we operate".

Sam Laidlaw, Chief Executive

Statutory results:

The statutory results include exceptional items and certain re-measurements which are explained in the Group financial summary and disclosed in note 3.

- Operating profit £2,184m (2006: £130m)
- Earnings £1,505m (2006: Loss of £155m)
- Basic earnings per ordinary share 41.0p (2006: Basic loss per ordinary share 4.3p)

* including joint ventures and associates net of interest and taxation, and before exceptional items and certain re-measurements

^ from continuing operations

Chairman's Statement

Performance review

Centrica delivered very strong financial results during another challenging year for UK energy retailers.

New pipelines from Norway and the Netherlands, which were underpinned by long term gas contracts with British Gas, began to bring additional gas to the UK and helped to bring down wholesale gas prices at the start of the year. This allowed us to show leadership in the market by passing reductions in the wholesale price on to our customers by reducing our retail prices in March and April. Unfortunately the spectre of high wholesale energy prices appeared again in the second half of the year as global oil prices reached record highs and this has continued into the start of 2008. As a result it was necessary for us to raise customer tariffs last month.

Management worked diligently through 2007 to minimise the impact of rising wholesale energy prices, making substantial inroads into the operating cost base of British Gas and extracting efficiencies where possible. At the same time we must continue to invest in high quality energy assets to serve our UK and international customers and this reinvestment in our business can only be funded through the consistent delivery of reasonable and sustainable profits.

In February last year Sam Laidlaw clearly set out four priorities for Centrica and I believe that management has made some real progress against these objectives. Sam reports on this progress in detail in his review of the year.

British Gas delivered strong financial returns in a year when it also reversed the decline in the size of its customer base. This was achieved not only through lower commodity costs in the first half but also through lower pricing, the continued removal of excess costs, the launch of more innovative propositions and a dedication to improving customer service. During the year Centrica Energy completed a gas acquisition in the North Sea and acquired additional gas exploration acreage with strong future potential. We continue to look for opportunities to acquire more substantial gas assets.

Our growth businesses performed very strongly in 2007. British Gas Business and British Gas Services delivered record results, underpinned by ongoing growth in customer numbers. In North America, Direct Energy also delivered record profits against the backdrop of a weakening housing market, early signs of an economic downturn in the United States and adverse exchange rate movements. It was also another year of record profits in Centrica Storage. In Europe however, while the Commission remains supportive of real network unbundling, meaningful progress on market deregulation was limited.

Dividend

The Board is proposing a final dividend of 9.65 pence (2006: 8.0 pence) for payment in June 2008 bringing our full-year dividend to 13 pence (2006: 11.15 pence). This represents an 17% year-on-year increase, in line with our policy and commitment to sustained real growth in the ordinary dividend.

Board changes

Early in the year we changed the structure of our executive management team, with Phil Bentley assuming the role of Managing Director of British Gas, Jake Ulrich adding Europe to his responsibilities as Managing Director of our upstream activities and Nick Luff joining Centrica from P&O as Group Finance Director. I believe that under the leadership of Sam Laidlaw the team has already begun to make a real difference to both the short-term performance and the long-term prospects of Centrica.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Our employees

In a business such as Centrica, people are central to the delivery of better service and improving financial results. Our employees have worked hard to support the change in systems, working practices, organisation structure and management within the Company. I thank them all for their loyalty, hard work and dedication. It is a credit to them that British Gas Business and British Gas Services were both recognised in the Financial Times Top 50 "Best Workplaces for 2007."

The future

Wholesale energy prices remain extremely volatile and the high gas price at the start of 2008 has squeezed retail supply margins in the UK. In these circumstances retail price increases have been necessary in order to restore reasonable margins. We will, however, continue to take all possible actions to minimise the impact to our customers whilst delivering the level of profitability required to underpin the investments necessary to secure additional high quality upstream assets.

We have set out a clear agenda for Centrica in the form of four strategic priorities and we will continue to focus on these as we move forward. In doing this we will seek to strike the appropriate balance between driving increased efficiencies in the current core UK energy business, providing growth across the Group and evaluating and securing additional quality upstream assets to reduce exposure to short-term commodity price movements. Only by delivering against our priorities will we be able to satisfy our customers and reward our employees while maximising returns for our shareholders.

Roger Carr
Chairman

21 February 2008

Earnings and operating profit numbers are stated, throughout the commentary, before exceptional items and certain re-measurements where applicable – see note 1 for definitions. The Directors believe this measure assists with better understanding the underlying performance of the Group. The equivalent amounts after exceptional items and certain re-measurements are reflected in note 2 and are reconciled at Group level in the Group Income Statement. Certain re-measurements and exceptional items are described in note 3. Adjusted earnings and adjusted basic earnings per share are reconciled to their statutory equivalents in note 7.

All current financial results listed are for the 12 months ended 31 December 2007. All references to 'the prior-period', 'the prior-year', '2006' and 'last year' mean the 12 months ended 31 December 2006 unless otherwise specified.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Chief Executive's Review

Overview of 2007

Centrica delivered a very strong set of financial results during a year of two very distinct periods. In the first half of the year the UK experienced benign wholesale energy prices as a result of increased gas supply through new gas pipelines from Norway and The Netherlands and additional Liquefied Natural Gas facilities which coincided with lower demand due to warmer weather than normal. During the second half of the year the day ahead wholesale gas price rose sharply, averaging 56% higher than during the first half. This meant that over two thirds of Group earnings* were delivered in the first six months of the year. It also created a much more difficult environment for all energy retailers in the UK towards the end of 2007 and into the early part of 2008 which materially impacted margins in the residential energy supply business.

In February we laid out the four priorities that formed the management agenda through 2007 and will continue to shape our actions as we move Centrica forward. We set out to:

- Transform British Gas
- Sharpen the organisation and reduce cost
- Reduce risk through increased integration
- Build on our growth platforms

On the first of our priorities, in British Gas we led residential prices lower as we reduced prices twice for our credit customers, in March and April, by a total of 20% in gas and 17% in electricity. We also established the lowest dual-fuel tariff in the UK through our internet offering Click Energy. Having completed the migration of all of our customer accounts to the new billing system in March we concentrated on improving the service delivered to our customers, which had suffered during the migration process. Our efforts began to make a real difference towards the end of the year. By the end of the year, from our highest point in April, we had reduced the time taken to answer customer calls in the second half by 75%, eliminated the entire correspondence backlog and reduced the level of monthly complaints by over 80%. We also continued to reduce the operating costs within British Gas, removing £139 million from the 2006 baseline. To further improve service levels remains a key deliverable for 2008. Combined with the fall in commodity prices in the first six months, these achievements helped deliver an excellent operating profit* result for the year and recover the market share which we had lost during the first quarter to finish 2007 with 16 million customer accounts.

To begin to address our second priority we made several changes to the structure of our business during the year. We began to measure the profitability of our power generation fleet separately. We created three distinct profit centres within British Gas Residential to better address the different requirements of different customers and increase the accountability for profitability. A new capital allocation framework requiring increasingly rigorous and consistent assessment of each opportunity is now helping us to direct our capital to the areas of highest potential return. We made further inroads into our operating costs with the outsourcing of parts of our Human Resources, Finance and Information Systems functions and rationalisation of the corporate centre, removing over £30 million of annual costs. Direct Energy was also reorganised to increase focus on customer service and accelerate growth in new business areas.

On our third priority, although progress has not been as rapid as we had hoped, we did take some important steps during the year. We want to be able to provide a greater proportion of our gas requirements from our own resources through a mixture of equity production and new

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

differentially indexed contracts and to continue to develop our electricity generation capability. Late in the year we acquired Newfield UK Holdings Limited for £242 million. This brought us a producing gas field, two development prospects and interests in six licences with the potential to add around 300 billion cubic feet (bcf) of gas reserves in the North Sea. We also acquired interests in licences in Norway and Trinidad bringing our total at the end of the year to 19. From the winter of 2010/11 we will now have access to an additional 2.4 billion cubic metres (BCM) of LNG import capacity at the Isle of Grain terminal to add to the 3.4BCM we will have available from October 2008.

In November we bid for Rockyview Energy Inc in Alberta and completed the deal early in 2008. This adds an additional 43bcf of gas to our Direct Energy business. In Centrica Storage the creation of an innovative virtual storage product helped to drive a year of record profitability. We also made good progress on new power generation assets in the UK and remain on schedule to have the 885Megawatt (MW) Langage gas-fired power station project operational in the first quarter of 2009. We also expect to be ready to generate the first power from the 180MW offshore wind farm at Lynn and Inner Dowsing in the third quarter of 2008. We currently have a portfolio of 430MW of offshore wind projects in the construction or early planning stage which will keep us at the forefront of renewable generation. Late in the year, due to ongoing delays in the granting of planning permission, we withdrew from the consortium which is assessing the viability of constructing an LNG terminal at Canvey Island. We were also disappointed by the omission of pre-combustion carbon removal projects from potential government financial support. This is likely to affect our Eston Grange clean coal power generation project on Teesside.

We made strong progress during the year on our fourth priority, to build our growth businesses more rapidly. British Gas Business delivered a record year of profitability with a growing customer base and improving levels of customer satisfaction. In British Gas Services we grew operating profit by 48% over 2006 with continued growth of 7% in the number of customer relationships and a fundamental turnaround in service levels compared to the early part of 2006. In Direct Energy, before exchange rate movements, we grew operating profit by 18%. The second half of the year was weaker against the backdrop of increasing competition in our key residential energy market of Texas and a slowing US property market which restricted growth in the services business. We also made further progress in improving the balance of the business with the Commercial and Industrial energy business moving into profit for the first time and Upstream and Wholesale Energy more than doubling its contribution. In March we launched British Gas New Energy to build on our leading position in energy efficiency in the UK and to maximise the potential to Centrica of the growing consumer awareness of climate change.

In summary, 2007 was a year of considerable change and substantial achievement for Centrica during which we made some strong progress in addressing the key priorities for our business. This will enable us to move forward with a leaner and more focused business and continue to concentrate on those things which make us increasingly competitive in the markets in which we operate.

Business outlook

We will continue to focus our efforts on making progress against the four priorities which we set out early in 2007. On our first priority of transforming British Gas, our main focus will continue to be the improvement of customer service while delivering sustainable returns. We are striving to return to the top of the league table for customer service and we will measure our progress in line with the rest of the Industry by tracking the drop in the number of complaints made by our customers. Longer term we believe that for all energy suppliers to substantially improve customer service requires a nationwide investment in smart metering technology. We continue

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

to focus on costs and in 2008 we expect to remove from the operating cost base the additional £60 million which was delayed in 2007 as improving customer service became an even greater priority. We will also increase our investment in the British Gas brand as we seek to rebuild its relevance to consumers, not only as a provider of energy but of energy efficiency advice and services.

On our second priority we will be relentless in our efforts to remove excess cost from our entire business and identify and re-engineer any remaining outdated processes and procedures. In the pursuit of value we will concentrate on driving inefficiencies out of the business, maximising our growth potential and generating appropriate returns on the capital we invest. In doing this we will establish and report on a package of performance measures which will help investors understand the shifting dynamics of each of our businesses.

Priority three, to reduce risk through increased integration, will be at the top of our agenda in 2008. We intend to build on the successes of 2007 and to deploy capital here even more rapidly while retaining the same focus on value creation. Good quality power generation and gas assets that fit our profile, both in the UK and internationally, will continue to be a focus for us. During 2008 we will assess further opportunities in gas storage and develop our gas exploration prospects in the UK, Norway and Nigeria. Last month's European Commission announcement of draft legislation also set new renewables targets for the UK over the period to 2020. Given our position as the largest residential electricity supplier in Great Britain with the lowest carbon intensity, we will evaluate our options to contribute further to what needs to be a very large scale UK offshore renewables project.

In delivering our fourth priority of building on our growth platforms we will continue to drive both top and bottom line improvement. In British Gas Business we will seek to maintain our current growth trajectory on customer numbers through ongoing development of our routes to market while focusing also on further enhancing the service we deliver. In British Gas Services we will continue to improve service levels, particularly in the busy winter months, grow our customer base by developing new care and on-demand propositions and further improve the operational efficiency of the business. British Gas New Energy will be increasingly important in 2008, leading the way in responding to the rising demand among consumers for products and services which deliver energy efficiency and reduce carbon emissions. Last month we announced a stronger contractual relationship with Ceres Power around the development of a domestic Combined Heat and Power boiler using ground-breaking fuel cell technology, supported by a £20 million equity investment. We will seek to identify more ways to move the climate change agenda forward and to keep British Gas at the forefront of this movement. In Direct Energy there is real potential to grow this business both organically and through acquisition. Near term prospects here will be affected by the depth and length of any economic downturn but we will seek to minimise any impact through the increasing diversity of our business streams and the building of more material businesses in upstream and wholesale energy and in commercial and industrial energy. Europe remains challenging. This year we will concentrate on simplifying the ownership structure of SPE in Belgium as the merger of Suez and Gaz de France proceeds. We will also continue to grow our Belgian, Dutch and Spanish businesses and establish ourselves firmly in the industrial and commercial market in Germany.

Trading outlook

At the start of 2008 high wholesale energy prices once again challenged short term operating margins for UK energy retailers. In British Gas Residential this left us no option but to raise tariffs to our customers by 15% in January. Although this was disappointing, retail prices are still lower than at the same time last year.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

The favourable commodity picture we experienced in the first half of the year, which drove higher profits in the residential supply business and which was behind the stronger 2007 earnings, is unlikely to be repeated in 2008. While the current forward market gas price provides a more positive outlook for our gas production business it would make the legacy industrial and commercial contracts loss making. A greater proportion of upstream profits in the year would increase the Group effective tax rate.

We will, however, be steering the same course in 2008 as we have in 2007, guided by the priorities that I set out a year ago. The UK market is challenged by high wholesale energy prices which appear to be taking their lead from the oil-linked gas markets of continental Europe and our other markets are feeling the effects of weakening economic conditions. In this environment it is important that we remain single-minded in making our operations leaner and more efficient to give us the maximum chance of success both in the UK and internationally.

Sam Laidlaw
Chief Executive

21 February 2008

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Group Financial Summary

Group revenue from continuing operations remained broadly flat at £16.3 billion (2006: £16.4 billion). Increases in British Gas Services and British Gas Business as well as the first reported revenues from our Power Generation business were offset by the reduction seen in British Gas Residential due to lower gas and power consumption levels.

Group operating profit* from continuing operations was up 40% at £1,949 million (2006: £1,392 million). The year-on-year movement was primarily due to the turnaround in the profitability of British Gas Residential and the industrial and commercial gas supply contracts due to the reduction in the wholesale gas price in the first half of 2007. Record operating profits* were also made in British Gas Business, British Gas Services, Centrica Storage and Direct Energy.

The statutory profit for the year was £1,505 million (2006: loss of £155 million). The reconciling items between adjusted Group profit* and the statutory profit are exceptional items and certain re-measurements and discontinued operations that are explained below.

Group earnings* on a continuing basis were up by 60% to £1,121 million (2006: £701 million). This growth in earnings* came from the higher operating profit* combined with a significant change in profit mix towards greater downstream contributions, resulting in a lower effective group tax rate of 40% in the year (2006: 44%). Interest payments were also lower, at £73 million (2006: £141 million), following the favourable cashflow position held for most of the year. The interest charge includes a one-off charge of £40 million relating to the early repayment of the finance lease on the Humber power station, which helps simplify the Group's debt structure.

Group operating cash flow before movements in working capital was up from £1,892 million in 2006 to £2,494 million. After working capital adjustments, operational interest, tax, exceptional charges and discontinued items this stood at £2,357 million (2006: £737 million). This increase in operating cash flow is primarily due to increased earnings and a decrease in the amount of tax paid. The net cash outflow from investing activities increased to £964 million (2006: £720 million), 34% higher than last year due to the Group's acquisition of Newfield UK Holdings Limited and a 50% share in the Braes of Doune wind farm. The net cash outflow from financing activities increased to £888 million (2006: £597 million), an increase of 49% on 2006, due mainly to the prepayment of the Humber finance lease resulting in a net cash outflow of £368 million related to principal and £54 million related to interest.

The Group's net recourse debt level at 31 December 2007 was £795 million (2006: £1,527 million). This was down from 2006 due primarily to the improved operating cash flow. This debt includes £417 million of finance lease commitments on the Spalding power station.

As a result of changes in the relationship with The Consumers' Waterheater Income Fund, with effect from 1 December 2007 we no longer consolidate the period results and the balance sheet of the Fund in Centrica's Group accounts. This has reduced the Group's net borrowings by £573 million. These borrowings were previously classified as non-recourse and hence not included in net recourse debt.

During the year net assets increased to £3,382 million from £1,642 million as at 31 December 2006. In addition to the retained earnings, net assets were increased by positive movements on the mark-to-market of the Group's financial instruments as detailed below.

Exceptionals

There were no exceptional items reported in continuing operations in 2007. (2006: pre-tax charge of £331 million).

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Discontinued operations

The Consumers' Waterheater Income Fund was deconsolidated on 1 December 2007, the closing date of an Internalisation Agreement entered into between Direct Energy and the Fund which materially altered the relationship between the two entities. Details of the impact of the deconsolidation are included in note 1(d) and note 14(ii).

Certain re-measurements

In our business we enter into a portfolio of forward energy contracts which include buying substantial quantities of commodity to meet the future needs of our customers. A number of these arrangements are considered to be derivative financial instruments and are required to be fair-valued under IAS 39. Fair valuing means that we apply the prevailing forward market prices to these contracts. The Group has shown the fair value adjustments separately as certain re-measurements as they are unrealised and non-cash in nature. The profits* arising from the physical purchase and sale of commodities during the year, which reflect the prices in the underlying contracts, are not impacted by these re-measurements.

The statutory results include credits to operating profit relating to these re-measurements of £235 million (2006: net charge of £931 million), primarily from marking-to-market some contracts relating to our energy procurement activities. As gas and power were delivered under these contracts, the net out-of-the-money mark-to-market positions were unwound generating a net credit to the Income Statement in the period of £352 million (2006: net charge of £287 million). As the forward prices increased in 2007 the portfolio of contracts fair valued under IAS 39 reported a net charge on revaluation of £104 million (2006: charge of £638 million). The remaining charge of £13 million (2006: charge of £6 million) reflects the proprietary trading positions relating to cross border capacity and storage contracts.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

British Gas Residential

Overall 2007 was a strong year for British Gas as we delivered an excellent financial result, with margins above our long run expectations. We also made considerable progress in improving customer service and stabilising the size of our customer base.

The commodity price environment during the year was extremely volatile, with a fall in wholesale gas prices early in the year leading to a rapid expansion in margins and enabling British Gas to be the first energy supplier to announce reduced prices for customers. In March we lowered prices for credit customers in gas by 17% and in electricity by 11% and followed this up in April with a further 3% reduction in gas prices and 6% in electricity prices. However, wholesale gas and power prices rose through the second half of the year and squeezed margins in this period to just above breakeven.

The quality of our customer service had suffered through 2006 and into the early part of 2007 as we migrated all of our customers to a new billing system. Since completing this migration operational exceptions have been running at a higher level. We have continued to improve the data quality in our systems and have focused on the overall service levels we provide to our customers. In the second half of the year we improved the time taken to answer inbound customer telephone calls by 75% from its highest point in April and we eliminated the entire backlog of customer email and written correspondence. The results of our improving service were reflected in the level of customer complaints to energywatch which had fallen from the high point in April by over 80% by December.

Our more competitive pricing and the improvements we've made to customer service helped us to stabilise our customer base in 2007. From a low point in April of 15.8 million energy accounts we have returned once again to serving just over 16 million accounts.

As part of the transformation of British Gas we have improved accountability for the customer experience and the operating performance by reorganising into three separate lines of business. This resulted in the creation of a dedicated "pay as you go" business to focus directly on customers who use prepayment meters, where fundamentally different processes are required. We have also split the remaining business between the lower volume customers and those who make up the highest value segment.

Revenue for the year decreased by 9% to £6,457 million (2006: £7,112 million) due to lower average customer numbers across the year and lower average energy consumption levels as a result of unusually warm weather, particularly in the early part of the year.

Operating profit* however increased to £571 million (2006: £95 million) with the majority delivered in the first half of the year, £533 million (2006: a loss of £143 million). This was due to lower commodity costs and lower controllable operating costs.

Commodity costs were down by just over £1 billion to £3.2 billion, more than offsetting the revenue reduction. This net benefit was partially offset by the ongoing increases in energy transportation and distribution costs which were up by £92 million over 2006. The cost of delivering our Energy Efficiency Commitment (EEC) in the year was £91 million (2006: £90 million). As EEC is a mandatory cost of supply for all the major energy suppliers we now account for this cost within cost of goods rather than operating expenses and have restated the comparable figures for 2006 accordingly.

Operating costs decreased by £139 million to £800 million (2006: £939 million). While we continued our drive to reduce costs there was a delay in this reduction in 2007 as we placed an even greater priority on the improvement in customer service. We expect to remove an

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

additional £60 million of operating costs in 2008, achieving the full £200 million of targeted savings against the 2006 baseline.

For the period ended 31 December	FY 2007	FY 2006	Δ%	H2 2007	H2 2006	Δ%
Customer numbers (period end):						
Residential gas ('000)	10,018	10,263	(2.4)	10,018	10,263	(2.4)
Residential electricity ('000)	6,019	5,759	4.5	6,019	5,759	4.5
Total ('000)	16,037	16,022	0.1	16,037	16,022	0.1
Estimated market share (%):						
Residential gas^	46.4	47.9	(1.5ppts)	46.4	47.9	(1.5ppts)
Residential electricity^	22.4	21.6	0.8ppts	22.4	21.6	0.8ppts
Average consumption:						
Residential gas (therms)	541	569	(4.9)	248	205	21
Residential electricity (kWh)	3,945	4,069	(3.0)	1,990	1,940	2.6
Total consumption:						
Residential gas (mmth)	5,443	6,120	(11)	2,477	2,158	15
Residential electricity (GWh)	23,001	23,842	(3.5)	11,765	11,268	4.4
Transportation & distribution costs (£m):						
Residential gas	1,172	1,110	6	566	472	20
Residential electricity	541	511	6	273	257	6
Total	1,713	1,621	6	839	729	15
Energy Efficiency Commitment (£m):						
EEC	91	90	1.1	48	45	7
Operating costs (£m):						
British Gas Residential	800	939	(15)	387	496	(22)
Revenue (£m):						
Residential gas	4,296	4,832	(11)	1,849	1,948	(5)
Residential electricity	2,161	2,280	(5)	1,111	1,126	(1.3)
Total	**6,457**	**7,112**	**(9)**	**2,960**	**3,074**	**(3.7)**
Operating profit/(loss) (£m)*						
British Gas Residential	**571**	**85**	**501**	**38**	**238**	**(84)**
Operating margin (%)						
British Gas Residential	8.8	1.3	7.5ppts	1.3	7.7	(6.4ppts)

^ Market shares for 2006 are based on a gas market size of 21,403,959 and an electricity market size of 26,695,229, as stated by Ofgem in its Domestic Market Retail Report – March 2006.

^ Market shares for 2007 are based on a gas market size of 21,567,261 and an electricity market size of 26,917,561, as stated by Ofgem in its Domestic Market Retail Report – June 2007.

British Gas Business

British Gas Business performed well during the year. Against a backdrop of volatility in commodity markets we delivered a record financial result and grew our customer base while continuing to improve our customer satisfaction measures.

Revenue increased by 6% to £2,431 million (2006: £2,303 million) due to the net positive impact of price changes during 2006 and 2007, higher customer numbers in both fuels and higher average consumption in electricity driven by the increase in the number of large corporate customers. This was only partially offset by the lower average consumption in gas which resulted from warm weather primarily in the first half of the year. Customer supply point numbers increased by 2% to 954,000 (2006: 932,000) on strong sales performance and the maintenance of high contract renewal rates particularly in our SME business.

Operating profit* was up 38% to £120 million (2006: £87 million). This included a contribution of £38 million (2006: £29 million) from a favourable historic electricity procurement contract. This

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

contract will also provide a small benefit in 2008 before it expires. The primary drivers of the year-on-year uplift were the widening of margins during the contract renewal process and the positive effect of the lower commodity prices on the tariff book. These positive impacts on gross margin enabled us to lift operating margins in the year to 4.9% (2006: 3.8%).

In customer service we are beginning to see positive results from our implementation of a differentiated service model based on dedicated account managers. During the year, while migrating the majority of our gas customer accounts to our new gas billing system, we improved the level of customer satisfaction across the business.

For the period ended 31 December	FY 2007	FY 2006	Δ%	H2 2007	H2 2006	Δ%
Customer supply points (period end):						
Gas ('000)	412	400	3.0	412	400	3.0
Electricity ('000)	542	532	1.9	542	532	1.9
Total ('000)	954	932	2.4	954	932	2.4
Average consumption:						
Gas (therms)	3,729	4,015	(7)	1,602	1,707	(6)
Electricity (kWh)	32,644	30,464	7	16,750	15,455	8
Total consumption:						
Gas (mmth)	1,524	1,597	(4.6)	665	682	(2.5)
Electricity (Gwh)	17,356	15,864	9	9,056	8,095	12
Transportation & distribution costs (£m):						
Gas	174	149	17	89	71	25
Electricity	298	261	14	156	137	14
Total	472	410	15	245	208	18
Revenue (£m):						
Gas	1,037	1,115	(7)	441	492	(10)
Electricity	1,394	1,188	17	723	642	13
Total	**2,431**	**2,303**	**6**	**1,164**	**1,134**	**2.6**
Operating profit (£m)*						
British Gas Business	**120**	**87**	**38**	**72**	**76**	**(5)**
Operating margin (%)						
British Gas Business	4.9	3.8	1.1ppts	6.2	6.7	(0.5ppts)

British Gas Services

British Gas Services performed strongly in 2007 both financially and operationally. This was supported by the improvements made to customer service, engineer deployment and system stability, which provide us with a strong platform for continued growth.

Revenue was up by 16% at £1,279 million (2006: £1,104 million) as the total number of customer product relationships increased by 7% to 7.6 million (2006: 7.1 million). During the year we increased the number of customers who take our Homecare Flexi product, which provides the customer with a lower price entry point to our services, we enhanced our online offerings and continued to promote our wider product range through cross-selling. We also strengthened our presence in the on-demand market through our central heating repair service for non-contract customers, with our number of repairs increasing by 19% to 414,000 (2006: 347,000).

Operating profit* increased by 48% to £151 million (2006: £102 million), ahead of revenue growth, due to the strong growth in higher margin care products outside the core Central Heating range, combined with the continued focus on cost control and overhead savings. In addition, profitability in the central heating installation business grew as the number of

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

installations, including those for the Scottish Executive, increased by 24% to 113,000 (2006: 91,000).

For the period ended 31 December	FY 2007	FY 2006	Δ%	H2 2007	H2 2006	Δ%
Customer product holdings (period end):						
Central heating service contracts ('000)	4,525	4,392	3.0	4,525	4,392	3.0
Kitchen appliances care (no. of customers) ('000)	414	387	7	414	387	7
Plumbing and drains care ('000)	1,536	1,384	11	1,536	1,384	11
Home electrical care ('000)	1,173	986	19	1,173	986	19
Total holdings ('000)	7,648	7,149	7	7,648	7,149	7
Central heating installations ('000)	113	91	24	58	49	18
Revenue (£m)						
Central heating service contracts	688	614	12	352	316	11
Central heating installations	348	264	32	187	150	25
Other	243	226	8	124	117	6
Total	1,279	1,104	16	663	583	14
Engineering staff employed	9,209	8,676	6	9,209	8,676	6
Operating profit (£m)*						
British Gas Services	151	102	48	88	58	52
Operating margin (%)						
British Gas Services	11.8	9.2	2.6 ppts	13.3	9.9	3.4 ppts

Centrica Energy

Centrica Energy performed well during a difficult year for our upstream business when the Day Ahead wholesale gas price in the UK fluctuated between a low of 13 pence per therm (p/th) in April to a high of 59p/th in December. The operating profitability of Centrica Energy was adversely affected by the low wholesale gas prices in the first quarter of the year which reduced the Gas Production results. This was partially offset by improved profitability in the legacy industrial and commercial contracts resulting in overall operating profit* being down just 3% to £663 million (2006: £686 million).

The segmental reporting disclosure for Centrica Energy now includes the results from our UK power generation assets as a separate segment, with sales from this segment to the downstream business based on market prices for power. The operating costs of Centrica Energy that were previously held within the industrial sales and wholesaling segment have been allocated across the appropriate business areas. As the power stations were managed on a different basis in 2006, prior period figures have not been restated and no result is reported for the power generation segment for 2006.

Gas production and development

Gas production and development includes all of the activities relating to producing gas, oil and condensates and the related exploration and development activities. It contains both our fully owned assets and our share of joint venture assets.

Operating profit* for gas production and development was down by 50% to £429 million (2006: £864 million). The total hydrocarbon volume produced during the year was up 17% on the previous year after a difficult first half, with a recovery of production levels in the second half of the year as the wholesale price rose and the newly acquired Grove field came on-stream. The low wholesale gas price which affected the first half production levels brought down the average price achieved for the gas produced by 43% at 30.4 p/th (2006: 53.1 p/th). Oil and condensate production volumes were in line with 2006 at 5.6 million barrels of oil equivalent (Mboe).

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

The rate of variable operating costs per Mboe produced decreased year-on-year by 5% due to proportionately higher production levels from Morecambe. Other production costs increased due to the inclusion in the 2006 result of profits on disposal and the underlying cost inflation across the industry which particularly affected our joint venture operations.

During the year we added an additional 114 billion cubic feet equivalent (bcfe) to our proven and probable gas and liquids reserve base, of which 67bcfe came from the acquisition of Newfield UK Holdings Limited in October. We also invested £154 million in developing our current portfolio of upstream assets, primarily on the development of the Maria field, which is currently being commissioned, and on the depressurisation of the Statfjord field to bring forward gas recovery.

Following additional capital spend we expect to realise a further 238bcfe from the Newfield acquisition. During the year we also acquired seven licence interests in Norway and one in Trinidad to add to our existing acreage in the UK, Egypt and Nigeria. In November we signed a memorandum of understanding with Statoil and Consolidated Contractors Company to assess the feasibility of developing LNG projects with our joint Nigerian assets and we commenced seismic activities on one of these assets.

Industrial and commercial

The industrial and commercial segment contains the results from the long-term legacy gas sales contracts. These delivered a profit* of £179 million in the year, of which £148 million was in the first half, primarily due to the fall in gas prices in the early part of the year and the rising average selling price. The volume of gas delivered reduced by 15% as three contracts ended in September 2006.

Power generation

This segment contains the results from all of the generation assets including the Spalding power station which is recognised on the Group Balance Sheet. Total operating profit* for the year was £46 million. All of the profit was delivered in the first half of the year when the low gas prices pushed up spark spreads, making it profitable to run some of our gas-fired stations at baseload and displacing competitors' coal stations in the merit order.

In the year we generated 19.8TWh (2006: 14.6TWh) from our 4.1GW fleet of gas-fired power stations and our 107MW of wind assets, up by 36% as the overall load factor in the conventional fleet increased to 55% (2006: 40%). The average load factor for the fleet was lower in the second half of the year due to planned and unplanned outages which also coincided with periods of high spark spreads.

In July, we acquired a 50% ownership in the 72MW Braes of Doune wind farm from Airtricity for £42 million. We spent £104 million in the ongoing development of the two 90MW wind farms at Lynn and Inner Dowsing, currently the world's largest offshore wind construction project. The onshore cabling and the turbine foundations are in place and we expect to generate the first power from these assets in the third quarter of 2008. In January 2007 we also submitted a planning application for the 250MW Round Two Lincs offshore wind farm.

We made good progress with our 885MW gas-fired plant at Langage in Devon. This year we spent £143 million of the anticipated £400 million budget and expect to commence operations in the first quarter of 2009. We continued our feasibility study at Eston Grange on Teesside for the potential development of an Integrated Gasification Combined Cycle (IGCC) power station with the ability to sequestrate carbon. However the government's decision to provide economic support for only a post-combustion technology station has made further material investment here less likely.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Energy procurement

In May we secured further gas import capacity at the Isle of Grain allowing us to import an additional 2.4BCM per annum for 19 years from 2010/11. This increases our total capacity at the Isle of Grain terminal to 5.8BCM per year. Late in the year, due to continued planning delays, we announced our withdrawal from the consortium planning to construct an LNG terminal at Canvey Island.

Accord trading

Accord delivered a reduced profit in the year, down 72% at £9 million (2006: £32 million) as a result of volatile trading conditions during the second half.

For the period ended 31 December	FY 2007	FY 2006	Δ%	H2 2007	H2 2006	Δ%
Gas Production:						
Gas production volumes (mmth)						
Morecambe	1,574	1,207	30	832	270	208
Other	686	709	(3.2)	374	282	33
Total	2,260	1,916	18	1,206	552	118
Average gas sales price (p/therm)	30.4	53.1	(43)	36.5	38.1	(4.2)
Oil and condensate production volumes (Mboe)	5.6	5.6	-	2.6	2.9	(10)
Average oil and condensate sales price (£/boe)	33.3	33.8	(1.5)	33.6	32.7	2.8
Revenue (£m)	923	1,291	(29)	557	360	55
External revenue (£m)	299	323	(7)	162	171	(5)
Operating costs (£m):						
Volume related production costs	291	262	11	163	111	47
Other production costs	203	165	23	88	89	(1.1)
Total	494	427	16	251	200	26
Operating profit (£m)*	429	864	(50)	306	160	91
Power generation						
Power generated (GWh)	19,845	14,567	36	8,122	8,079	0.5
Operating profit (£m)*	46	n/a	-	(1)	n/a	-
Industrial & commercial:						
External sales volumes (mmth)	2,260	2,667	(15)	1,202	1,135	6
Average sales price (p/therm)	35.7	31.3	14	35.3	32.3	9
Revenue (£m)	838	n/a	-	443	n/a	-
Operating profit / (loss) (£m)*	179	n/a	-	31	n/a	-
Industrial sales & wholesale:						
Operating profit/loss) (£m)*	n/a	(210)	-	n/a	(78)	-
Accord						
Operating profit (£m)*	9	32	(72)	(10)	25	n/m
Centrica Energy operating profit (£m)*	663	686	(3.4)	326	107	205

Centrica Storage

Centrica Storage delivered a strong financial and operational result, reporting a record operating profit* of £240 million (2006: £228 million). This improvement reflects both the increase in the average Standard Bundled Unit (SBU) price for the year, up 1.6% to 57.4p (2006: 56.5p) driven by a wider spread between summer and winter forward gas prices, and the continued growth in non-SBU revenue. A subsequent narrowing of the summer/winter gas price spread reduced the average SBU price for the 2007/08 storage year to 53.4p (2006/07: 65.6p).

Ongoing investment in Rough to improve its injection and withdrawal capabilities enabled us both to continue to sell significant volumes of additional space, 172mmth in 2007 (2006: 157mmth), and generate additional revenue, particularly from the new virtual storage product, V

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Store. Launched in May 2007 this product has the equivalent rights to an SBU but delivery of gas is guaranteed to the National Balancing Point. This guarantee meant that this product sold at a substantial premium to the price of an SBU.

Operationally the Rough field performed well, delivering injection and production availability of more than 98%. This was achieved whilst also securing and improving our health and safety performance. A recent review undertaken by the Health and Safety Executive, into systems to ensure asset integrity, placed Rough in the top quartile of all North Sea installations surveyed.

For the period ended 31 December	FY 2007	FY 2006	Δ%	H2 2007	H2 2006	Δ%
Average SBU price (calendar year) (pence)	57.4	56.5	1.6	53.4	65.6	(19)
Revenue (£m)						
Standard SBUs	261	254	2.8	122	147	(17)
Extra space	28	30	(7)	11	17	(35)
Gas sales	77	58	33	49	33	48
Other	37	16	131	25	10	150
Total	**403**	**358**	**13**	**207**	**207**	**-**
External turnover (£m)	340	294	16	178	168	6
Cost of gas (£m)	87	58	50	58	30	93
Operating profit (£m)*	**240**	**228**	**5**	**112**	**135**	**(17)**

Direct Energy

Direct Energy, our North American business, performed well during a year in which we continued to develop our activities beyond the mass markets energy supply operations. We also restructured the business into four pan-North American lines of business. This enables greater focus on key groups of customers to drive growth and efficiencies of scale through shared operations. The description of each line of business is included in the commentary for the period.

Due to changes during the year in the relationship with the Consumers' Waterheater Income Fund, which are explained in more detail under Discontinued Operations on page 19, the decision was taken to deconsolidate the Fund's results with effect from 1 December 2007. This commentary covers the results of the remaining Direct Energy operations.

Excluding the negative impact of exchange rate movements, Direct Energy delivered top and bottom line underlying growth. The reported results were adversely impacted by the weakness of the US dollar against sterling through the year and, to a lesser extent, the Canadian dollar in the first half of the year. Whilst reported revenue was down 1.4% at £3.99 billion (2006: £4.05 billion), underlying revenue was up 4.9%. This was driven by strong growth both in commercial and industrial energy and in upstream and wholesale energy, which offset lower revenues in mass markets energy and in home and business services.

Reported operating profit* was up 8% at £187 million (2006: £173 million), with underlying profit* before exchange rate movements up more than 15%. The significant fall in profits* in mass markets energy was more than offset by improvements in other areas of the business.

Mass markets energy

Mass markets energy comprises natural gas and electricity sales to residential and small commercial customers across North America.

Mass markets energy experienced difficult trading conditions during the year, particularly the second half, following the expiry of five year electricity contracts in Ontario, signed at market opening in 2002, combined with the expected competitive pressures in our Texas business

* Including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

21-02-2008 09:40 FROM-Centrica Secretariat T-986 P.007/011 F-421

following the expiry of Price to Beat regulation and the impact on margins of the takeover of TXU. These factors resulted in a fall in customer numbers. However by the year end this position had stabilised and we were once again growing the overall customer base in the last two months of the year.

Reported revenue was down 12% to £2,437 million (2006: £2,765 million) and reported operating profit* was down 22% at £123 million (2006: £157 million). Before the impact of exchange rate movements underlying revenue was down 6% with operating profit* down 15%.

Commercial and industrial energy

Commercial and industrial energy comprises natural gas and electricity sales to medium and large-sized businesses, public institutions and government.

Rapid growth in this segment continued during the year with volumes up 13% and 24% in gas and electricity respectively. Reported revenue was up 15% to £978 million (2006: £847 million), with underlying revenues up 24%. The business moved into profit during the second half as volumes grew and it recorded a £1 million profit* for the full year (2006: loss* of £12 million) with profits* in the more mature Canadian and Texas businesses offset by the costs of continued rapid growth in the North Eastern US.

Home and business services

This line of business comprises home and business services across North America.

Services had a good year despite challenging market conditions, with continued deepening of the housing recession in the US. During the year we grew our customer numbers by 3.5% to over two million for the first time. In the US, our mainly residential new construction business weathered the housing market downturn well, gained market share in a shrinking market and expanded its consumer service business. The acquisition in January of MABE, a service provider for white goods, enabled us to launch an appliance protection and repair business across Canada.

Reported revenue was down 7% to £351 million (2006: £378 million), although remained flat on an underlying basis. Following the restructuring of the business services operation and the increased focus on cost control to improve competitiveness, this has resulted in a near doubling of operating profit to £17 million (2006: £9 million).

Upstream and wholesale energy

This business unit comprises our upstream and midstream activities which include upstream gas, power generation, gas storage and transportation leases, wholesale power and gas transactions, wind power purchase agreements and proprietary trading.

This business delivered operating profit* of £46 million, up 142% on the prior year (2006: £19 million) with strong contributions from our power stations and wind power contracts as 433MW of new capacity came on stream, wholesale energy auctions and proprietary trading. Power generated increased by 14% to 5.1TWh, whilst gas production was broadly unchanged at 297 million therms. During the year, through our ongoing drilling programme, we replaced 117% of the gas we produced.

In November we announced an agreed offer to acquire Rockyview Energy Inc. for around £57 million including debt. On successful completion in January 2008, this added 2,700boe per day to our hydrocarbon production, largely as natural gas. This acquisition is in line with our strategy of increasing the overall level of vertical integration and further developing this revenue stream.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

For the period ended 31 December	FY 2007	FY 2006	Δ%	H2 2007	H2 2006	Δ%
Customer numbers (period end):						
Mass markets energy ('000)	3,005	3,386	(11)	3,005	3,386	(11)
Home and business services ('000)	2,033	1,964	3.5	2,033	1,964	3.5
Volumes:						
C&I gas sales (mmth)	627	557	13	271	257	5
C&I electricity sales (GWh)	13,925	11,221	24	7,372	6,981	6
Gas production (mmth)	297	304	(2.3)	147	155	(5)
Power generation (GWh)	5,053	4,450	14	2,504	2,192	14
Revenue (£m):						
Mass market energy	2,437	2,765	(12)	1,098	1,297	(15)
Commercial and industrial energy	978	847	15	495	477	3.8
Home and business services	351	378	(7)	182	189	(3.7)
Upstream and wholesale energy	226	60	277	144	23	526
Total	**3,992**	**4,050**	(1.4)	**1,919**	**1,986**	**(3.4)**
Operating profit/(loss) (£m)*:						
Mass market energy	123	157	(22)	35	68	(49)
Commercial and industrial energy	1	(12)	n/m	2	(6)	n/m
Home and business services	17	9	89	14	10	40
Upstream and wholesale energy	46	19	142	26	9	189
Total excluding income fund	**187**	**173**	8	**77**	**81**	**(5)**
The Consumers' Waterheater Income Fund^	39	50	(22)	17	21	(19)
Operating margin (%)*						
Total Direct Energy	4.7	4.3	0.4ppts	4.0	4.1	(0.1ppt)

European Energy

Our European business performed well in 2007, more than doubling its operating profit* to £17 million (2006: £7 million).

In Belgium in January 2007 we completed the transfer of around 500,000 Wallonian residential customer accounts to our SPE business, increasing our total energy customer base to 1.4 million. As part of the remedies required to enable the merger of Gaz de France (GdF) and Suez, GdF must dispose of their 25.5% holding in SPE. Centrica has pre-emption rights over this stake.

In The Netherlands we continued to grow our customer base through the Oxxio brand and now supply approximately 754,000 customer accounts. During the year we installed around 75,000 smart meters and are working with the regulator to ensure Oxxio's meters are compatible with future industry standards. We also entered into a 20 year tolling contract with Intergen for a 400MW gas fired power station in Rijnmond, near Rotterdam, which is expected to be commercially operational by summer 2010.

In January 2007 we rebranded our Spanish operation from Luseo to Centrica Energia. As market conditions improved we successfully re-entered the electricity supply market and have already contracted 0.9TWh of annual consumption. We also grew our portfolio of energy managed on behalf of "special regime" generators to 650MW.

As a result of the positive developments in the legal and regulatory framework for competition within the German energy market we opened an operation in Dusseldorf selling to the commercial supply market through Centrica Energie GmbH.

* Including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Discontinued operations

The Consumers' Waterheater Income Fund was deconsolidated on 1 December 2007, the date of an Internalisation Agreement entered into between Direct Energy and the Fund which materially altered the relationship between the two entities. Details of the impact of the deconsolidation are included in note 1(d) and note 14(ii).

* Including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Group Income Statement

Year ended 31 December	Notes	2007 Results for the year before exceptional items and certain re-measurements (i) £m	2007 Exceptional items and certain re-measurements (i) £m	2007 Results for the year £m	2006 (restated) (k) Results for the year before exceptional items and certain re-measurements (i) £m	2006 (restated) (k) Exceptional items and certain re-measurements (i) £m	2006 (restated) (k) Results for the year £m
Continuing operations							
Group revenue	2	**16,342**	–	**16,342**	16,403	–	16,403
Cost of sales [k]		**(12,217)**	–	**(12,217)**	(12,764)	–	(12,764)
Re-measurement of energy contracts [i]	2,3	–	**244**	**244**	–	(916)	(916)
Gross profit		**4,125**	**244**	**4,369**	3,639	(916)	2,723
Operating costs before exceptional items [k]		**(2,190)**	–	**(2,190)**	(2,250)	–	(2,250)
Systems write-down	3	–	–	–	–	(196)	(196)
Business restructuring costs	3	–	–	–	–	(87)	(87)
Rough storage incident	3	–	–	–	–	(48)	(48)
Operating costs [k]		**(2,190)**	–	**(2,190)**	(2,250)	(331)	(2,581)
Share of profits/(losses) in joint ventures and associates, net of interest and taxation [i]	2	**14**	**(9)**	**5**	3	(15)	(12)
Group operating profit	2	**1,949**	**235**	**2,184**	1,392	(1,262)	130
Interest income	4	**258**	–	**258**	105	–	105
Interest expense	4	**(331)**	–	**(331)**	(246)	–	(246)
Net interest expense	4	**(73)**	–	**(73)**	(141)	–	(141)
Profit from continuing operations before taxation		**1,876**	**235**	**2,111**	1,251	(1,262)	(11)
Taxation on profit from continuing operations	5	**(753)**	**(60)**	**(813)**	(549)	363	(186)
Profit/(loss) from continuing operations after taxation		**1,123**	**175**	**1,298**	702	(899)	(197)
Profit/(loss) from discontinued operations [k]	14	**1**	**(19)**	**(18)**	14	37	51
Gain/(loss) on disposal of discontinued operations	14	–	**227**	**227**	(8)	–	(8)
Discontinued operations		**1**	**208**	**209**	6	37	43
Profit/(loss) for the year		**1,124**	**383**	**1,507**	708	(862)	(154)
Attributable to:							
Equity holders of the parent		**1,122**	**383**	**1,505**	707	(862)	(155)
Minority interests		**2**	–	**2**	1	–	1
		1,124	**383**	**1,507**	708	(862)	(154)
		Pence		Pence	Pence		Pence
Earnings/(loss) per ordinary share							
From continuing and discontinued operations:							
Basic	7			**41.0**			(4.3)
Adjusted basic	7	30.6			19.4		
Diluted	7			**40.3**			(4.3)
From continuing operations:							
Basic	7			**35.3**			(5.4)
Adjusted basic	7	30.5			19.2		
Diluted	7			**34.7**			(5.4)
Interim dividend paid per share	6			**3.35**			3.15
Final dividend proposed per share	6			**9.65**			8.00

(i) Certain re-measurements (notes 1 and 3) included within operating profit comprise re-measurement arising on our energy procurement activities and re-measurement of proprietary trades in relation to cross-border transportation or capacity contracts. Certain re-measurements included within profit from discontinued operations comprise re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund. All other re-measurement is included within results before exceptional items and certain re-measurements.

(k) Restated to present costs incurred under the energy savings programmes in cost of sales and to present The Consumers' Waterheater Income Fund as a discontinued operation. Note 1 details the change of accounting presentation and the deconsolidation of The Consumers' Waterheater Income Fund.

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	21 February, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**11** (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

Group Balance Sheet

31 December	Notes	2007 £m	2006 (restated)[(i)] £m
Non-current assets			
Goodwill		**1,074**	1,055
Other intangible assets		**465**	446
Property, plant and equipment		**3,910**	3,655
Interests in joint ventures and associates		**285**	220
Deferred tax assets		**27**	226
Trade and other receivables		**33**	16
Derivative financial instruments	8	**72**	17
Available-for-sale financial assets		**39**	37
Retirement benefit assets	13	**152**	–
		6,057	5,672
Current assets			
Inventories		**241**	270
Current tax assets		**40**	98
Trade and other receivables		**3,423**	3,590
Derivative financial instruments	8	**914**	760
Available-for-sale financial assets		**50**	49
Cash and cash equivalents	9	**1,130**	640
		5,798	5,407
Total assets		**11,855**	11,079
Current liabilities			
Trade and other payables		**(3,371)**	(3,291)
Current tax liabilities		**(281)**	(180)
Bank overdrafts, loans and other borrowings	10	**(221)**	(181)
Derivative financial instruments	8	**(1,404)**	(1,737)
Provisions for other liabilities and charges		**(140)**	(130)
		(5,417)	(5,519)
Net current assets/(liabilities)		**381**	(112)
Non-current liabilities			
Trade and other payables		**(20)**	(55)
Bank loans and other borrowings	10	**(1,793)**	(2,555)
Derivative financial instruments	8	**(11)**	(220)
Deferred tax liabilities		**(596)**	(241)
Retirement benefit obligations	13	**(55)**	(296)
Provisions for other liabilities and charges		**(581)**	(551)
		(3,056)	(3,918)
Net assets		**3,382**	1,642
Equity			
Called up share capital	11	**227**	226
Share premium account	11	**685**	657
Merger reserve	11	**467**	467
Capital redemption reserve	11	**16**	16
Other reserves	11	**1,928**	219
Shareholders' equity	11	**3,323**	1,585
Minority interests in equity	11	**59**	57
Total minority interests and shareholders' equity	11	**3,382**	1,642

(i) Restated to present exploration and evaluation expenditure, previously reported in property, plant and equipment, in other intangible assets on the Balance Sheet. Note 1 details the change of accounting presentation.

Group Statement of Recognised Income and Expense

Year ended 31 December	Notes	2007 £m	2006 £m
Profit/(loss) for the year		1,507	(154)
Gains on revaluation of available-for-sale investments	11	1	–
Gains/(losses) on cash flow hedges	11	169	(645)
Exchange differences on translation of foreign operations	11	15	(23)
Actuarial gains on defined benefit pension schemes	13	284	475
Tax on items taken directly to equity	11	(120)	73
Net income/(expense) recognised directly in equity		349	(120)
Transferred to income and expense on cash flow hedges	11	382	(294)
Exchange differences transferred to income and expense on disposal of subsidiaries	11,14	(4)	–
Tax on items transferred from equity	11	(128)	96
Transfers		250	(198)
Total recognised income and expense for the year		2,106	(472)
Total income and expense recognised in the year is attributable to:			
Equity holders of the parent		2,104	(473)
Minority interests		2	1
		2,106	(472)

Financial information **Group Cash Flow Statement**

Year ended 31 December	Notes	2007 £m	2006 (restated) (i) £m
Operating cash flows before movements in working capital	12	**2,494**	1,892
Decrease/(increase) in inventories		**38**	(83)
Decrease/(increase) in receivables		**181**	(259)
Increase/(decrease) in payables		**44**	(150)
Cash generated from continuing operations		**2,757**	1,400
Interest received		**27**	13
Interest paid		**(3)**	(9)
Tax paid		**(401)**	(627)
Payments relating to exceptional charges		**(90)**	(113)
Net cash flow from continuing operating activities	12	**2,290**	664
Net cash flow from discontinued operating activities	12	**67**	73
Net cash flow from operating activities		**2,357**	737
Purchase of interests in subsidiary undertakings and businesses net of cash and cash equivalents acquired	14	**(262)**	(97)
Disposal of interests in subsidiary undertakings and businesses net of cash and cash equivalents disposed		**-**	(3)
Purchase of intangible assets (i)		**(185)**	(167)
Disposal of intangible assets		**14**	13
Purchase of property, plant and equipment (i)		**(563)**	(489)
Disposal of property, plant and equipment		**76**	15
Investments in joint ventures and associates		**(45)**	(16)
Disposal of interests in associates and other investments		**-**	4
Interest received		**63**	40
Net (purchase)/sale of other financial assets		**(2)**	5
Net cash flow from continuing investing activities		**(904)**	(695)
Net cash flow from discontinued investing activities		**(60)**	(25)
Net cash flow from investing activities		**(964)**	(720)
Re-purchase of ordinary share capital		**-**	(23)
Issue of ordinary share capital		**22**	56
Purchase of treasury shares		**(2)**	-
Interest paid in respect of finance leases		**(110)**	(43)
Other interest paid		**(114)**	(136)
Interest paid		**(224)**	(179)
Cash inflow from additional debt		**256**	838
Cash outflow from payment of capital element of finance leases		**(383)**	(21)
Cash outflow from repayment of other debt		**(107)**	(880)
Net cash flow from decrease in debt		**(234)**	(63)
Realised net foreign exchange loss on cash settlement of derivative contracts		**(8)**	(21)
Equity dividends paid		**(417)**	(384)
Net cash flow from continuing financing activities		**(863)**	(614)
Net cash flow from discontinued financing activities		**(25)**	17
Net cash flow from financing activities		**(888)**	(597)
Net increase/(decrease) in cash and cash equivalents		**505**	(580)
Cash and cash equivalents at 1 January (ii)		**592**	1,177
Effect of foreign exchange rate changes		**3**	(5)
Cash and cash equivalents at 31 December (ii)	9	**1,100**	592

(i) Restated to present exploration and evaluation expenditure, previously reported in property, plant and equipment, in other intangible assets on the Balance Sheet and to present The Consumers' Waterheater Income Fund as a discontinued operation. Note 1 details the change of accounting presentation and the deconsolidation of The Consumers' Waterheater Income Fund.

(ii) Cash and cash equivalents are stated net of overdrafts of £30 million (2006: £48 million).

Notes to the financial information

1. Basis of preparation and accounting policies

Basis of preparation
The preliminary results for the year ended 31 December 2007 have been extracted from audited accounts (with the exception of notes 16 to 21 which have not been audited) which have not yet been delivered to the Registrar of Companies. The financial information set out in this announcement does not constitute statutory accounts for the year ended 31 December 2007 or 31 December 2006. The financial information for the year ended 31 December 2006 is derived from the statutory accounts for that year. The report of the auditors on the statutory accounts for the year ended 31 December 2007 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985.

(a) Standards, amendments and interpretations effective in 2007
In the current year the Group has adopted IFRS 7. Financial Instruments: Disclosures, which is effective for annual reporting periods beginning on or after 1 January 2007, and the related amendments to IAS 1. Presentation of Financial Statements. The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in the Annual Report and Accounts for the year ended 31 December 2007 regarding the Group's financial instruments and management of capital.

Four interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies; IFRIC 8, Scope of IFRS 2; IFRIC 9, Re-assessment of Embedded Derivatives; and IFRIC 10, Interim Financial Reporting and Impairment. The adoption of these interpretations has not led to any changes in the Group's accounting policies.

(b) Changes of accounting presentation
The Group has adopted the following changes in accounting presentation in the year:

Domestic energy suppliers are given energy savings targets by the Government related to the size of their customer base. Costs incurred by British Gas Residential under energy savings programmes are presented as part of cost of sales in the Income Statement. Previously such costs were presented as operating costs. The Directors consider the change in accounting presentation better reflects the nature of the costs as a direct cost of supplying energy to domestic customers. The impact of the change in accounting presentation is to report £91 million of costs in the year within cost of sales. The impact on comparatives is to reclassify £90 million from operating costs to cost of sales.

Capitalised exploration and evaluation costs associated with oil and gas activities, such as licence acquisition costs, exploratory drilling costs, trenching and sampling costs, are presented as intangible assets. Previously the Group presented such capitalised costs as property, plant and equipment. The Directors consider the change of accounting presentation better reflects the nature of such costs. The impact of the change in accounting presentation is to report £41 million of exploration and evaluation costs within intangible assets as at 31 December 2007 and £29 million in investing cash outflows relating to purchases of intangible assets for the year ended 31 December 2007. The impact on comparatives is to reclassify £24 million of capitalised costs from property, plant and equipment to intangible assets as at 31 December 2006 and to reclassify £23 million of investing cash outflows from purchases of property, plant and equipment to purchases of intangible assets for the period ended 31 December 2006.

(c) Change to reported segments
In 2007 the Group changed its reportable segments creating a Power generation segment and an Industrial and commercial reportable segment. Prior to 2007 these two segments were reported together as Industrial sales and wholesaling.

The new Power generation segment comprises the Group's UK generation assets including the Spalding power station, associated emissions activity, as well as flexible volume power procurement contracts. Beginning in 2007, sales of generated power from Centrica Energy to other Group segments is transferred and reported at fair value. Prior to 2007, the sale of generated power from Centrica Energy to other Group segments was transferred and reported at cost. As a result of the change, Power generation and Industrial and commercial are now reported separately. Consequently, the basis on which operating costs are allocated to other Group segments has also changed. Prior period comparatives have not been restated as it is impracticable to provide this information on an equivalent basis. For the purpose of comparison, had the Group continued with its previous basis of segmental reporting with inter-segment transfers of power reported on a cost basis, and operating costs allocated to segments with reference to the cost methodology, the Power generation and Industrial and commercial segments together would have reported gross segment revenues of £1,027 million, inter-segment revenue of £185 million and externally reported segment revenue of £842 million and an operating profit before exceptional items and certain re-measurements of £130 million (loss of £8 million after exceptional items and certain re-measurements) for the year ended 31 December 2007. In addition for the year ended 31 December 2007, British Gas Residential would have reported an increase to operating profit of £61 million, British Gas Business would have reported an increase to operating profit of £9 million, Gas production and development would have reported an increase in operating profit of £24 million and Accord energy trading would have reported an increase in operating profit of £1 million, all before exceptional items and certain re-measurements.

(d) The Consumers' Waterheater Income Fund
The Group has deconsolidated The Consumers' Waterheater Income Fund (the Fund) with effect from 1 December 2007, the date of an Internalisation Agreement entered into between Centrica and the Fund and the date of the resultant loss of control. Centrica created the Fund in 2002 to refinance the water heater assets acquired with the Enbridge Services acquisition and consolidated the Fund as the substance of the agreements put in place by Centrica indicated that the Fund was created for and on behalf of the Group. These agreements both predetermined the Fund's activities and provided Centrica with operational control, via responsibilities for servicing the Fund's assets portfolio and administering the Fund's activities.

In October 2006 the Trustees of the Fund appointed an independent Chief Executive Officer. The activities undertaken by the Fund started to change following this appointment through the independent acquisition of an immaterial business in late 2006, and the independent acquisition of the Toronto Hydro water heater rental business in February 2007, which provided the Fund with a limited number of rental customers held outside of the original contractual arrangements entered into with Centrica. Almost all the significant parts of the relationship, however, remained predetermined or controlled by Centrica. These changes in the conduct of the Fund were judged not to be sufficiently material to alter the Fund's status as a subsidiary in the 2006 Group accounts.

However, in 2007 the Trustees of the Fund have sought further changes in the conduct of the Fund. The Fund has recruited an independent Chief Financial Officer and has made further small acquisitions outside of the original contractual arrangements entered into with Centrica. On 1 December 2007, the existing Administration Agreement was replaced, at the instigation of the Fund, by a new Internalisation Agreement, which provides the Fund with access rights to key operational data and provides a basis for employees and business infrastructure to transfer to the Fund, such that it is capable of independent operation from Centrica. Subsequent to this Agreement the Fund has independently re-financed its activities. The Directors believe that the Internalisation Agreement represents a change to the original contractual arrangements with the Fund, and demonstrates that the Fund has both the desire and the ability to manage its own affairs. Accordingly, in 2007 the Directors judge that the Fund's activities are no longer predetermined such that its activities are being conducted on behalf of Centrica, and thus the Fund ceases to represent a subsidiary of the Centrica group.

The Group has deconsolidated the Fund with effect from 1 December 2007, the date the Internalisation Agreement became effective, recognising an exceptional profit on disposal amounting to £227 million. The Fund's activities represent a separate major line of business of the Direct Energy segment, and contributed materially to Group borrowings. In order to provide a clear presentation of the impact of deconsolidating the Fund, the results in the current year and prior year have been presented as a discontinued operation distinct from continuing operations within the Group Income Statement. The details of the disposal and discontinued results are provided in note 14.

(e) Income statement presentation
The Group's Income Statement and segmental note separately identify the effects of re-measurement of certain financial instruments, and items which are exceptional, in order to provide readers with a clear and consistent presentation of the Group's underlying performance, as described below.

Certain re-measurements
As part of its energy procurement activities the Group enters into a range of commodity contracts designed to achieve security of energy supply. These contracts comprise both purchases and sales and cover a wide range of volumes, prices and timescales. The majority of the underlying supply comes from high volume long-term contracts which are complemented by short-term arrangements. These short-term contracts are entered into for the purpose of balancing energy supplies and customer demand and to optimise the price paid by the Group. Short-term demand can vary significantly as a result of factors such as weather, power generation profiles and short-term movements in market prices.

Many of the energy procurement contracts are held for the purpose of receipt or delivery of commodities in accordance with the Group's purchase, sale or usage requirements and are therefore out of scope of IAS 39, Financial Instruments: Recognition and Measurement. However, a number of contracts are considered to be derivative financial instruments and are required to be fair valued under IAS 39, primarily because their terms include the ability to trade elements of the contracted volumes on a net-settled basis.

The Group has shown the fair value adjustments arising on these contracts separately in the certain re-measurements column. This is because the intention of management is, subject to short-term demand balancing, to use these energy supplies to meet customer demand. Accordingly, management believe the ultimate net charge to cost of sales will be consistent with the price of energy agreed in these contracts and that the fair value adjustments will reverse as the energy is supplied over the life of the contract. This makes the fair value re-measurements very different in nature from costs arising from the physical delivery of energy in the period.

At the balance sheet date the fair value represents the difference between the prices agreed in the respective contracts and the actual or anticipated market price of acquiring the same amount of energy on the open market. The movement in the fair value taken to certain re-measurements in the Income Statement represents the unwind of the contracted volume delivered or consumed during the period, combined with the change in fair value of future contracted energy as a result of movements in forward energy prices during the year.

These adjustments represent the significant majority of the items included in certain re-measurements. In addition to these, however, the Group has identified a number of comparable contractual arrangements where the difference between the price which the Group expects to pay or receive under a contract and the market price is required to be fair valued by IAS 39. These additional items relate to cross-border transportation or transmission capacity, storage capacity and contracts relating to the sale of energy by-products, on which economic value has been created which is not wholly recognised under the requirements of IAS 39. For these arrangements the related fair value adjustments are also included under certain re-measurements.

These arrangements are managed separately from proprietary energy trading activities where trades are entered into speculatively for the purpose of making profits in their own right. These proprietary trades are included in the results before certain re-measurements.

Exceptional items

As permitted by IAS 1, Presentation of Financial Statements, certain items are presented separately. The items that the Group separately presents as exceptional are items which are of a non-recurring nature and, in the judgement of the Directors, need to be disclosed separately by virtue of their nature, size or incidence in order to obtain a clear and consistent presentation of the Group's underlying business performance. Items which may be considered exceptional in nature include disposals of businesses, business restructurings, the renegotiation of significant contracts and asset write-downs.

2. Segmental analysis

(a) Revenue	2007 Gross segment revenue £m	2007 Less inter-segment revenue (i),(ii),(iii),(v) £m	2007 Group revenue £m	2006 (restated) (vi) (vii) Gross segment revenue £m	2006 (restated) (vi) (vii) Less inter-segment revenue (i),(ii),(iii),(v) £m	2006 (restated) (vi) (vii) Group revenue £m
Continuing operations:						
British Gas Residential	**6,457**	**–**	**6,457**	7,112	–	7,112
British Gas Business	**2,431**	**–**	**2,431**	2,303	–	2,303
British Gas Services	**1,279**	**–**	**1,279**	1,104	–	1,104
Gas production and development (i)	**923**	**(624)**	**299**	1,291	(968)	323
Power generation (ii) (iv)	**880**	**(578)**	**302**	–	–	–
Industrial and commercial (iv)	**838**	**–**	**838**	–	–	–
Industrial sales and wholesaling (ii), (iv)	**–**	**–**	**–**	1,035	(152)	883
Accord energy trading (v)	**24**	**(12)**	**12**	57	(18)	39
Centrica Energy	**2,665**	**(1,214)**	**1,451**	2,383	(1,138)	1,245
Centrica Storage (iii)	**403**	**(63)**	**340**	358	(64)	294
Direct Energy (vi),(vii)	**3,992**	**–**	**3,992**	4,050	–	4,050
European Energy	**395**	**(3)**	**392**	295	–	295
	17,622	**(1,280)**	**16,342**	17,605	(1,202)	16,403
Discontinued operations:						
The Consumers' Waterheater Income Fund (vii) (note 14)	**42**	**–**	**42**	47	–	47
	42	**–**	**42**	47	–	47

(i) Inter-segment revenue arising in Gas production and development is derived from sales of gas produced for other Group segments.
(ii) Beginning in 2007, sales of generated power from Power generation to other Group segments is transferred and reported at fair value. Prior to 2007, the sale of generated power from Centrica Energy to other Group segments was transferred and reported at cost.
(iii) Inter-segment revenue arising within Centrica Storage represents the provision of storage facilities to other Group companies, on an arm's length basis.
(iv) In 2007, the Group changed its reportable segments creating a Power generation reportable segment and an Industrial and commercial reportable segment. Prior to 2007, these two segments were reported together as Industrial sales and wholesaling. The change to reported segments is detailed in note 1. Prior period comparatives have not been restated as it is impracticable to provide this information on an equivalent basis.
(v) The external revenue presented for Accord energy trading comprises both realised (settled) and unrealised (fair value changes) from trading in physical and financial energy contracts. Inter-segment revenue arising in Accord represents the recharge of brokerage fees to other Group segments. Gross segment revenue and Inter-segment revenue for Accord have both been increased by £18 million in 2006 to reflect the recharge of brokerage fees as inter-segment revenue to be consistent with the presentation provided in 2007.
(vi) Direct Energy was disclosed as North American Energy and Related Services in the 2006 Annual Report and Accounts. This change was made to align with internal management reporting.
(vii) Restated to present The Consumers' Waterheater Income Fund as a discontinued operation. Discontinued operations previously formed part of the Direct Energy segment. Direct Energy gross segment revenue inclusive of gross revenue from discontinued operations amounted to £4,034 million (2006: £4,097 million).

2. Segmental analysis continued

(b) Operating profit	Operating profit/(loss) before exceptional items and certain re-measurements year ended 31 December 2007 £m	2006 (restated) [iii] £m	Exceptional items (note 3) year ended 31 December 2007 £m	2006 £m	Certain re-measurements (note 3) year ended 31 December 2007 £m	2006 £m	Operating profit/(loss) after exceptional items and certain re-measurements year ended 31 December 2007 £m	2006 (restated) [iii] £m
Continuing operations:								
British Gas Residential	**571**	95	–	(214)	**39**	(724)	**610**	(843)
British Gas Business	**120**	87	–	–	**317**	(408)	**437**	(321)
British Gas Services	**151**	102	–	(66)	–	–	**151**	36
Gas production and development	**429**	864	–	–	**(16)**	32	**413**	896
Power generation [i]	**46**	–	–	–	**(43)**	–	**3**	–
Industrial and commercial [i]	**179**	–	–	–	**(95)**	–	**84**	–
Industrial sales and wholesaling [i]	–	(210)	–	–	–	440	–	230
Accord energy trading	**9**	32	–	–	**(3)**	6	**6**	38
Centrica Energy	**663**	686	–	–	**(157)**	478	**506**	1,164
Centrica Storage	**240**	228	–	(24)	**(8)**	2	**232**	206
Direct Energy [ii,iii]	**187**	173	–	–	**53**	(264)	**240**	(91)
European Energy	**17**	7	–	–	**(9)**	(15)	**8**	(8)
Other operations [iv]	–	14	–	(27)	–	–	–	(13)
	1,949	1,392	–	(331)	**235**	(931)	**2,184**	130
Discontinued operations:								
The Consumers' Waterheater Income Fund [iii] (note 14)	**39**	50	**227**	–	–	–	**266**	50
OneTel (note 14)	–	(11)	–	–	–	–	–	(11)
	39	39	**227**	–	–	–	**266**	39

(i) In 2007, the Group changed its reportable segments creating a Power generation reportable segment and an Industrial and commercial reportable segment. Prior to 2007, these two segments were reported together as Industrial sales and wholesaling. The change to reported segments is detailed in note 1. Prior period comparatives have not been restated as it is impracticable to provide this information on an equivalent basis.

(ii) Direct Energy was disclosed as North American Energy and Related Services in the 2006 Annual Report and Accounts. This change was made to align with internal management reporting.

(iii) Restated to present The Consumers' Waterheater Income Fund as a discontinued operation as explained in note 3. Discontinued operations previously formed part of the Direct Energy segment. Direct Energy segment result inclusive of the result from discontinued operations amounted to a profit of £226 million (2006: £223 million) before exceptional items and certain re-measurements and £506 million after exceptional items and certain re-measurements (2006: £41 million loss). Exceptional items and certain re-measurements of the Direct Energy segment inclusive of discontinued operations amounted to a credit of £280 million (2006: £264 million charge).

(iv) In 2006, operating profit before exceptional items and certain re-measurements includes a £20 million gain arising on revisions to the assumptions made in calculating the Group's defined benefit pension liability. The Schemes' rules were amended from 1 April 2006 to allow employees to commute a larger amount of their pension to a cash lump sum on retirement, in line with changes in the Finance Act.

21-02-2008 08:47 FROM-Centrica Secretariat T-987 P.009/011 F-422

2. Segmental analysis continued

(c) Included within operating profit	Share of results of joint ventures and associates net of interest and taxation year ended 31 December 2007 £m	2006 £m	Depreciation of property, plant and equipment year ended 31 December 2007 £m	2006 (restated) [ii] £m	Amortisation and write-downs of intangibles year ended 31 December 2007 £m	2006 (restated) [ii] £m
Continuing operations:						
British Gas Residential	–	–	16	17	27	35
British Gas Business	–	–	3	1	19	14
British Gas Services	–	–	13	13	4	–
Gas production and development [ii]	–	–	250	235	8	17
Power generation [i]	4	–	93	–	1	–
Industrial and commercial [i]	–	–	1	–	–	–
Industrial sales and wholesaling [i]	–	–	–	95	–	1
Accord energy trading	–	–	–	–	–	–
Centrica Energy	4	–	344	330	9	18
Centrica Storage	–	–	24	23	–	–
Direct Energy [ii],[iii],[iv]	–	–	62	61	15	13
European Energy	1	(12)	2	1	10	10
Other operations [v]	–	–	9	17	8	3
	5	(12)	473	463	92	93
Discontinued operations:						
The Consumers' Waterheater Income Fund [ii] (note 14)	–	–	21	23	1	–
	–	–	21	23	1	–

(i) In 2007, the Group changed its reportable segments creating a Power generation reportable segment and an Industrial and commercial reportable segment. Prior to 2007, these two segments were reported together as Industrial sales and wholesaling. The change to reported segments is detailed in note 1. Prior period comparatives have not been restated as it is impracticable to provide this information on an equivalent basis.

(ii) Restated to present exploration and evaluation expenditure, previously reported in property, plant and equipment, in other intangible assets on the Balance Sheet and to present The Consumers' Waterheater Income Fund as a discontinued operation. Note 1 details the change of accounting presentation and the deconsolidation of The Consumers' Waterheater Income Fund.

(iii) Direct Energy was disclosed as North American Energy and Related Services in the 2006 Annual Report and Accounts. This change was made to align with internal management reporting.

(iv) Discontinued operations previously formed part of the Direct Energy segment.

(v) Depreciation of property, plant and equipment and amortisation and write-downs of intangibles in the Other operations segment are charged out to other Group segments.

21-02-2008 09:47 FROM-Centrica Secretariat T-987 P.010/011 F-422

3. Exceptional items and certain re-measurements

(a) Exceptional items (note 1)	2007 £m	2006 £m
Exceptional items recognised in continuing operations		
Systems write-down [i]	–	(196)
Business restructuring costs [ii]	–	(87)
Rough storage incident [iii]	–	(48)
Total exceptional items recognised in continuing operations	–	(331)
Tax credit on exceptional items [i,ii,iii]	–	93
Total exceptional items recognised in continuing operations after taxation	–	(238)
Discontinued operations:		
Profit on disposal of The Consumers' Waterheater Income Fund (note 14)	227	–
Total exceptional items recognised	227	(238)

(i) Systems write-down costs in 2006 comprised the write-down of certain major systems developments following a review of their existing and required future functionality. The cost comprises write-downs in British Gas Residential (£178 million) and British Gas Services (£18 million). A tax credit of £60 million was recognised in respect of these costs.

(ii) Business restructuring costs in 2006 comprised £67 million from staff reductions at the corporate centre (£3 million), British Gas Residential (£16 million), and British Gas Services (£48 million), and £20 million related to the closure of the head office of British Gas Residential. A tax credit of £20 million was recognised in respect of these costs.

(iii) Centrica Storage operations at Rough suffered a major interruption caused by a fire in February 2006. Our investment in emergency shutdown systems and prompt management action mitigated the damage to ensure no loss of life. Following a full assessment of the work needed to restore operations, the costs of the incident resulted in an exceptional charge before taxation of £48 million (of which £24 million was recognised within Other operations). A tax credit of £14 million was recognised in respect of the charge.

(b) Certain re-measurements (note 1)	2007 £m	2006 £m
Certain re-measurements recognised in relation to energy contracts		
Net gains/(losses) arising on delivery of contracts [i]	352	(287)
Net losses arising on market price movements and new contracts [ii]	(95)	(623)
Net losses arising on proprietary trades in relation to cross-border transportation or capacity contracts [iii]	(13)	(6)
Net re-measurement of energy contracts included within gross profit	244	(916)
Net losses arising on re-measurement of joint ventures' energy contracts [iv]	(9)	(15)
Net re-measurement included within Group operating profit	235	(931)
Taxation on certain re-measurements	(60)	270
Net re-measurement after taxation	175	(661)
Discontinued operations:		
Fair value (losses)/gains arising on re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund [v]	(19)	37
Total certain re-measurements	156	(624)

(i) As energy is delivered or consumed from previously contracted positions, the related fair value recognised in the opening balance sheet (representing the difference between forward energy prices at the opening balance sheet date, and the contract price of energy to be delivered) is charged or credited to the Income Statement.

(ii) Represents fair value losses arising from the change in fair value of future contracted sales and purchase contracts as a result of changes in forward energy prices between reporting dates (or date of inception and the reporting date, where later).

(iii) Comprises movements in fair value arising on proprietary trades in relation to cross-border transportation or storage capacity, on which economic value has been created which is not wholly accounted for under the provisions of IAS 39.

(iv) Certain re-measurements included within Group operating profit also include the Group's share of the certain re-measurements relating to the energy procurement activities of joint ventures.

(v) Certain re-measurements included within discontinued operations comprise re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund. All other re-measurements are included within results before exceptional items and certain re-measurements.

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	21 February, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**11** (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

4. Net interest

	2007 Interest expense £m	2007 Interest income £m	2007 Total £m	2006 (restated) (i) Interest expense £m	2006 (restated) (i) Interest income £m	2006 (restated) (i) Total £m
Continuing operations						
Cost of servicing net debt						
Interest income	–	83	83	–	40	40
Interest expense on bank loans and overdrafts (ii)	(92)	–	(92)	(155)	–	(155)
Interest expense on finance leases (including tolling agreements) (iii)	(87)	–	(87)	(47)	–	(47)
	(179)	83	(96)	(202)	40	(162)
Gains/(losses) on revaluation						
Fair value (losses)/gains on hedges	(6)	5	(1)	(1)	3	2
Fair value (losses)/gains on other derivatives	(107)	42	(65)	(8)	25	17
Net foreign exchange translation of monetary assets and liabilities	–	58	58	(20)	–	(20)
	(113)	105	(8)	(29)	28	(1)
Other interest						
Notional interest arising on discounted items	(20)	55	35	(15)	26	11
Interest on supplier early payment arrangements	–	15	15	–	11	11
Other interest (iv)	(19)	–	(19)	–	–	–
	(39)	70	31	(15)	37	22
Interest (expense)/income	(331)	258	(73)	(246)	105	(141)

(i) Restated to present The Consumers' Waterheater Income Fund as a discontinued operation as explained in note 1.
(ii) Includes £nil million (2006: £65 million) interest payable on borrowings related to a bank's interest in Centrica Gas Production LP, a limited partnership, which was formed during 2005. The bank ceased to be a limited partner during 2006 and the arrangement with the bank was brought to an end on 11 August 2006.
(iii) Includes £40 million of net interest expense incurred on termination of the Humber finance lease.
(iv) The Group has reached agreement with Her Majesty's Revenue and Customs (HMRC) on a technical matter concerning intra-group transfer pricing of gas produced within the UK Continental Shelf dating back to 2000. The terms of the settlement resulted in a net charge of £13 million, comprising finance costs of £19 million on corporation tax deemed to have been paid late net of an associated £6 million tax credit.

5. Taxation

Analysis of tax charge for the year	2007 £m	2006 (restated) (i) £m
The tax charge comprises:		
Current tax		
UK corporation tax	309	199
UK petroleum revenue tax	200	234
Tax on exceptional items and certain re-measurements (note 3)	2	(20)
Foreign tax	48	42
Adjustments in respect of prior years	4	(25)
Total current tax	563	430
Deferred tax		
Current year	253	79
Adjustments in respect of prior years	(19)	10
Change in tax rates (ii)	(9)	9
Tax on exceptional items and certain re-measurements (note 3)	58	(343)
UK petroleum revenue tax	(32)	(7)
Foreign deferred tax	(1)	8
Total deferred tax	250	(244)
Total tax on profit from continuing operations	813	186

(i) Restated to present The Consumers' Waterheater Income Fund as a discontinued operation as explained in note 1

(ii) The effect of the decrease of 2% to the standard rate of UK corporation tax from 1 April 2008 on the relevant temporary differences at 31 December 2007 was a credit of £12 million. No other material amounts arose as a result of changes introduced by the Finance Act 2007. The effect of changes to foreign tax rates on the relevant temporary differences at 31 December 2007 was a charge of £3 million. The effect of the increase of 10% to the UK supplementary charge from 1 January 2006 on the relevant temporary differences at 31 December 2005 was a charge of £9 million.

(iii) Tax on items taken directly to equity is disclosed in note 11

6. Dividends

	2007 £m	2006 £m
Prior year final dividend of 8.00 pence (2006: 7.40 pence) per ordinary share	294	269
Interim dividend of 3.35 pence (2006: 3.15 pence) per ordinary share	123	115
	417	384

The prior year final dividend was paid on 13 June 2007 (2006: 14 June). The interim dividend was paid on 14 November 2007 (2006: 15 November).

The Directors propose a final dividend of 9.65 pence per share (totalling £355 million) for the year ended 31 December 2007. The dividend will be submitted for formal approval at the Annual General Meeting to be held on 12 May 2008. These Financial Statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2008.

7. Earnings per ordinary share

Basic earnings per ordinary share has been calculated by dividing the earnings attributable to equity holders of the Company for the year of £1,505 million (2006: loss of £155 million) by the weighted average number of ordinary shares in issue during the year of 3,673 million (2006: 3,643 million).

The Directors believe that the presentation of adjusted basic earnings per ordinary share, being the basic earnings per ordinary share adjusted for certain re-measurements and exceptional items, assists with understanding the underlying performance of the Group. The reconciliation of basic to adjusted basic earnings per ordinary share is as follows:

	2007		2006	
(a) Continuing and discontinued operations	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings/(loss) – basic	1,505	41.0	(155)	(4.3)
Net exceptional items after tax (notes 1 and 3)	(227)	(6.2)	238	6.6
Certain re-measurement (gains) and losses after tax (notes 1 and 3)	(156)	(4.2)	624	17.1
Earnings – adjusted basic	1,122	30.6	707	19.4
Earnings/(loss) – diluted	1,505	40.3	(155)	(4.3)

	2007		2006	
(b) Continuing operations	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings/(loss) – basic	1,296	35.3	(198)	(5.4)
Net exceptional items after tax (notes 1 and 3)	–	–	238	6.6
Certain re-measurement (gains) and losses after tax (notes 1 and 3)	(175)	(4.8)	661	18.0
Earnings – adjusted basic	1,121	30.5	701	19.2
Earnings/(loss) – diluted	1,296	34.7	(198)	(5.4)

	2007		2006	
(c) Discontinued operations	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings/(loss) – basic	209	5.7	43	1.1
Earnings/(loss) – diluted	209	5.6	43	1.1

Certain re-measurements (notes 1 and 3) included within operating profit comprise re-measurement arising on our energy procurement activities and re-measurement of proprietary trades in relation to cross-border transportation or capacity contracts. Certain re-measurements included within discontinued operations comprise re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund. All other re-measurements are included within results before exceptional items and certain re-measurements.

8. Derivative financial instruments

Derivative financial instruments are generally held for the purposes of proprietary energy trading, treasury management or energy procurement. Derivatives held for the purposes of proprietary energy trading are carried at fair value with changes in fair value recognised in the Group's results for the year before exceptional items and certain re-measurements, with the exception of certain derivatives related to cross-border transportation and capacity contracts (note 1). Derivative financial instruments held for the purposes of treasury management or energy procurement are also carried at fair value with changes in the fair value of derivatives related to treasury management reflected in results for the year before exceptional items and certain re-measurements, and those related to energy procurement reflected in exceptional items and certain re-measurements. In cases where a derivative does qualify for hedge accounting, derivatives are classified as fair value hedges, cash flow hedges or hedges of a net investment in a foreign operation.

Energy contracts designated at fair value through profit and loss include certain energy contracts that the Group has, at its option, designated at fair value through profit and loss under IAS 39 because the energy contract contains one or more embedded derivatives that significantly modify the cash flows under the contract.

The carrying values of derivative financial instruments by product type for accounting purposes are as follows:

	2007 £m	2006 £m
Derivative financial instruments – held for proprietary energy trading		
Derivative financial instruments – held for trading under IAS 39		
Energy derivatives – assets	**44**	225
Energy derivatives – liabilities	**(52)**	(199)
	(8)	26
Derivatives financial instruments – held for the purposes of treasury management or energy procurement		
Derivative financial instruments – held for trading under IAS 39		
Energy derivatives – assets	**789**	503
Energy derivatives – liabilities	**(1,100)**	(1,143)
Interest rate derivatives – assets	**2**	2
Interest rate derivatives – liabilities	**(5)**	(4)
Foreign exchange derivatives – assets	**19**	17
Foreign exchange derivatives – liabilities	**(80)**	(4)
	(375)	(629)
Energy contracts designated at fair value through profit and loss		
Energy derivatives – assets	**9**	3
Energy derivatives – liabilities	**(86)**	(57)
	(77)	(54)
Derivative financial instruments in hedge accounting relationships		
Energy derivatives – assets	**123**	16
Energy derivatives – liabilities	**(68)**	(500)
Interest rate derivatives – liabilities	**(7)**	(40)
Foreign exchange derivatives – assets	**-**	11
Foreign exchange derivatives – liabilities	**(17)**	(10)
	31	(523)
Net total	**(429)**	(1,180)

9. Cash and cash equivalents

	2007 £m	2006 £m
Cash at bank, in transit and in hand	53	29
Short-term deposits	1,077	611
Cash and cash equivalents	1,130	640

Cash and cash equivalents includes £40 million (2006: £38 million) held by the Group's insurance subsidiary undertakings that is not readily available to be used for other purposes within the Group.

10. Bank overdrafts, loans and other borrowings

			2007			2006		
	Interest Rate %	Principal m	Current £m	Non-current £m	Total £m	Current £m	Non-current £m	Total £m
Recourse borrowings								
Bank overdrafts and loans			70	277	347	56	108	164
Bonds (by maturity date)								
25 July 2008	3.500	€75	57	–	57	–	–	–
8 September 2008	Floating	€100	74	–	74	–	68	68
9 March 2009	4.129	£250	–	253	253	–	252	252
2 November 2012	6.103	£400	–	400	400	–	396	396
27 February 2013	1.045	¥3,000	–	13	13	–	14	14
24 October 2016	5.706	£300	–	300	300	–	298	298
4 September 2026	Floating	£150	–	153	153	–	153	153
			131	1,119	1,250	–	1,181	1,181
Commercial paper			–	–	–	100	–	100
Obligations under finance leases (including power station tolling arrangements)			20	397	417	25	783	808
			221	1,793	2,014	181	2,072	2,253
Non-recourse borrowings								
Bonds (by maturity date) [i]								
28 January 2013	4.700	C$275	–	–	–	–	120	120
28 January 2015	5.245	C$225	–	–	–	–	98	98
			–	–	–	–	218	218
Units of The Consumers' Waterheater Income Fund [ii]			–	–	–	–	265	265
			221	1,793	2,014	181	2,555	2,736

(i) This debt is issued by The Consumers' Waterheater Income Fund (the Fund). The Group has deconsolidated the Fund with effect from 1 December 2007 as explained in notes 1 and 14.
(ii) Prior to the deconsolidation of the Fund with effect from 1 December 2007, units of the Fund were treated as debt in the Group Financial Statements.

11. Reserves

	Attributable to equity holders of the Company							
	Share capital £m	Share premium £m	Merger reserve £m	Capital redemption reserve £m	Other reserves £m	Total £m	Minority interest £m	Total equity £m
1 January 2007	226	657	467	16	219	**1,585**	57	**1,642**
Exchange differences on translation of foreign operations	–	–	–	–	15	**15**	–	**15**
Exchange differences transferred to Income Statement	–	–	–	–	(4)	**(4)**	–	**(4)**
Actuarial gains on defined benefit pension schemes	–	–	–	–	284	**284**	–	**284**
Gains on revaluation of available-for-sale assets	–	–	–	–	1	**1**	–	**1**
Cash flow hedges:								
Net fair value gains	–	–	–	–	169	**169**	–	**169**
Transfers to Income Statement	–	–	–	–	382	**382**	–	**382**
Tax on items taken directly to/from equity	–	–	–	–	(248)	**(248)**	–	**(248)**
	226	657	467	16	818	**2,184**	57	**2,241**
Profit for the year	–	–	–	–	1,505	**1,505**	2	**1,507**
Employee share schemes:								
Purchase of treasury shares	–	–	–	–	(2)	**(2)**	–	**(2)**
Share issue	1	28	–	–	–	**29**	–	**29**
Exercise of awards	–	–	–	–	(7)	**(7)**	–	**(7)**
Value of services provided	–	–	–	–	31	**31**	–	**31**
Dividends	–	–	–	–	(417)	**(417)**	–	**(417)**
31 December 2007	**227**	**685**	**467**	**16**	**1,928**	**3,323**	**59**	**3,382**

12. Notes to the Group Cash Flow Statement

Reconciliation of Group operating profit to net cash flow from operating activities	2007 £m	2006 (restated) (i) £m
Continuing operations		
Group operating profit including share of result of joint ventures and associates	2,184	130
Less share of (profits)/losses of joint ventures and associates	(5)	12
Group operating profit before share of joint ventures and associates	2,179	142
Add back:		
Amortisation and write-down of intangible assets	92	93
Depreciation of property, plant and equipment	473	463
Systems write-down	–	196
Employee share scheme costs	29	23
Profit on sale of businesses	(2)	(3)
Loss/(profit) on sale of property, plant and equipment, and other intangible assets	7	(17)
Movement in provisions	(66)	84
Re-measurement of energy contracts (ii)	(218)	911
Operating cash flows before movements in working capital	2,494	1,892
Decrease/(increase) in inventories	38	(83)
Decrease/(increase) in receivables	181	(259)
Increase/(decrease) in payables	44	(150)
Cash generated from continuing operations	2,757	1,400
Income taxes paid	(341)	(311)
Net petroleum revenue tax paid	(60)	(316)
Net interest received	24	4
Payments relating to exceptional charges	(90)	(113)
Net cash flow from continuing operating activities	2,290	664
Discontinued operations (note 14)		
Group operating profit before share of joint ventures and associates	266	50
Add back:		
Amortisation of intangible assets	1	–
Depreciation of property, plant and equipment	21	23
Profit on disposal of subsidiary	(227)	–
Loss on sale of property, plant and equipment, and other intangible assets	5	–
Operating cash flows before movements in working capital	66	73
Decrease/(increase) in receivables	1	(1)
Increase in payables	–	1
Net cash flow from discontinued operating activities	67	73
Net cash flow from operating activities	2,357	737

(i) Restated to present exploration and evaluation expenditure, previously reported in property, plant and equipment, in other intangible assets on the Balance Sheet and to present The Consumers' Waterheater Income Fund as a discontinued operation. Note 1 details the change of accounting presentation and the deconsolidation of The Consumers' Waterheater Income Fund.
(ii) Adds back unrealised (profits)/losses arising from re-measurement of energy contracts including those related to proprietary trading activities.

Cash and cash equivalents (which are presented as a single class of assets on the face of the Balance Sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

13. Pensions

Substantially all of the Group's UK employees at 31 December 2007 were members of one of the three main schemes: the Centrica Pension Scheme, the Centrica Engineers' Pension Scheme and the Centrica Management Pension Scheme (together the approved pension schemes). The Centrica Pension Scheme (final salary section) and the Centrica Management Pension Scheme (a final salary scheme) were closed to new members from 1 April 2003. The Centrica Pension Scheme has an open career average salary section. The Centrica Engineers' Pension Scheme (final salary section) was closed to new members from 1 April 2006, and a career average salary section was added to the scheme at that date. These schemes are defined benefit schemes, and are tax-approved funded arrangements. They are subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contributions which, together with the specified contributions payable by the employees and proceeds from the schemes' assets, are expected to be sufficient to fund the benefits payable under the schemes.

The Centrica Unapproved Pension Scheme is an unfunded arrangement which provides benefits to certain employees whose benefits under the main schemes would otherwise be limited by the earnings cap. The Group also has a commitment to provide certain pension and post retirement benefits to employees of Direct Energy Marketing Limited (Canada).

The latest full actuarial valuations were carried out at the following dates: the approved pension schemes at 31 March 2006, the Unapproved Pension Scheme at 6 April 2005 and the Direct Energy Marketing Limited pension plan at 14 June 2005. These have been updated to 31 December 2007 for the purposes of meeting the requirements of IAS 19. Investments have been valued, for this purpose, at market value.

Major assumptions used for the actuarial valuation	31 December 2007 %	31 December 2006 %
Rate of increase in employee earnings	**4.40**	4.00
Rate of increase in pensions in payment and deferred pensions	**3.40**	3.00
Discount rate	**5.80**	5.00
Inflation assumption	**3.40**	3.00

The assumptions relating to longevity underlying the pension liabilities at the balance sheet date have been based on a combination of standard actuarial mortality tables, scheme experience and other relevant data, and include a medium cohort allowance for future improvements in longevity, as published by the Institute of Actuaries. The assumptions are equivalent to future longevity for members in normal health approximately as follows:

	2007		2006	
Life expectancy at age 65 for a member:	Male Years	Female Years	Male Years	Female Years
Currently aged 65	**20.2**	**21.8**	20.2	21.7
Currently aged 45	**21.4**	**22.9**	21.3	22.9

At 31 March 2006, the date of the most recent actuarial review, the schemes had approximately 31,900 members and beneficiaries (20,850 male and 11,050 female).

The other demographic assumptions have been set having regard to the latest trends in scheme experience and other relevant data. The assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension schemes.

	2007		2006	
Impact of changing material assumptions	Increase/decrease in assumption	Indicative effect on scheme liabilities %	Increase/decrease in assumption	Indicative effect on scheme liabilities %
Rate of increase in employee earnings	**0.25%**	**+/-2**	0.25%	+/-2
Rate of increase in pensions in payment and deferred pensions	**0.25%**	**+/-4**	0.25%	+/-4
Discount rate	**0.25%**	**-/+6**	0.25%	-/+6
Inflation assumption	**0.25%**	**+/-6**	0.25%	+/-6
Longevity assumption	**1 year**	**+/-2**	1 year	+/-2

13. Pensions continued

The expected rate of return and market value of the assets and the present value of the liabilities in the schemes at 31 December were:

	Expected rate of return per annum 2007 %	Valuation 2007 £m	Expected rate of return per annum 2006 %	Valuation 2006 £m
UK equities	**8.1**	**1,549**	7.8	1,466
Non-UK equities	**8.1**	**931**	7.8	657
Fixed-interest bonds	**5.8**	**412**	5.3	312
Index-linked bonds	**4.5**	**351**	4.3	213
Property	**6.8**	**50**	6.2	68
Cash and other assets	**5.4**	**34**	5.0	52
Total fair value of plan assets	**7.4**	**3,327**	7.2	2,988
Present value of defined benefit obligation		**(3,230)**		(3,284)
Net asset/(liability) recognised in the Balance Sheet		**97**		(296)
Associated deferred tax (liability)/asset recognised in the Balance Sheet		**(28)**		89
Net pension asset/(liability)		**69**		(207)
Net asset/(liability) recognised in the Balance Sheet comprises:				
Surpluses		**152**		–
Deficits		**(55)**		(296)
		97		(296)

The overall expected rate of return on assets is a weighted average based on the actual plan assets held and the respective expected returns on separate asset classes. The return on separate asset classes were derived as follows: the expected rate of return on equities is based on the expected median return over a ten-year period, as calculated by the independent company actuary. The median return over a longer period than ten years was not expected to be materially dissimilar. The expected rate of return on bonds was measured directly from actual market yields for UK gilts and corporate bond stocks. The rate above takes into account the actual mixture of UK gilts, UK corporate bonds and overseas bonds held at the balance sheet date. The expected rate of return on property takes into account both capital growth and allowance for expenses, rental growth and depreciation. The expected rate of return on cash is comparable to current bank interest rates.

Included within schemes' liabilities above are £31 million (2006: £27 million) relating to unfunded pension arrangements. Included within non-current available-for-sale financial assets are £30 million (2006: £29 million) of investments, held by the Law Debenture Trust on behalf of the Company, as security in respect of the Centrica Unapproved Pension Scheme.

Analysis of the amount charged to operating profit	2007 £m	2006 £m
Current service cost	**127**	143
Plan amendment [(i)]	**–**	(20)
Loss on curtailment	**–**	18
Net charge to operating profit	**127**	141

(i) The Schemes' rules were amended from 1 April 2006 to allow employees to commute a larger amount of their pension to a cash lump sum on retirement, in line with changes to the Finance Act. Accordingly, the assumptions made in calculating the Group's defined benefit pension liability were revised, and a gain of £20 million was recognised in Group operating profit before exceptional items and certain re-measurements. Future revisions to the assumption will be reflected within the Statement of Recognised Income and Expense.

Analysis of the amount credited to notional interest	2007 £m	2006 £m
Expected return on pension scheme assets	**221**	194
Interest on pension scheme liabilities	**(166)**	(168)
Net credit to notional interest income	**55**	26

13. Pensions continued

Analysis of the actuarial gain/(loss) recognised in the Statement of Recognised Income and Expense	2007 £m	2006 £m
Actual return less expected return on pension scheme assets	(38)	95
Experience gains and losses arising on the scheme liabilities	(16)	145
Changes in assumptions underlying the present value of the schemes' liabilities	338	235
Actuarial gain to be recognised in the Statement of Recognised Income and Expense before adjustment for tax	284	475
Cumulative actuarial gains and losses recognised in reserves at 1 January	439	(36)
Cumulative actuarial gains and losses recognised in reserves at 31 December	723	439

14. Acquisitions and disposals

(i) Acquisitions
During the year the Group acquired 100% of the issued share capital of Newfield UK Holdings Limited from Newfield International Holdings Inc for cash consideration of £250 million (£242 million base consideration, plus adjustments for working capital and indebtedness arising between the effective date and the completion date).

Newfield UK Holdings Limited	IFRS carrying values pre-acquisition £m	Fair value £m
Other intangible assets	–	12
Property, plant and equipment	97	244
Inventory	2	2
Trade and other receivables	4	4
Cash and cash equivalents	3	3
Trade and other payables	(8)	(8)
Provisions for other liabilities and charges	(14)	(16)
Deferred tax liabilities	–	(46)
Net assets acquired	84	195
Goodwill arising		55
Cash consideration		**250**

(ii) Disposals

(a) Discontinued operation – The Consumers' Waterheater Income Fund
As explained in note 1, the Group has deconsolidated The Consumers' Waterheater Income Fund (the Fund) with effect from 1 December 2007. An analysis of assets and liabilities disposed of and the pre-tax profit arising on disposal is presented below:

	£m
Attributable goodwill	124
Other intangible assets – customer relationships and other	9
Property, plant and equipment – water heaters	221
Trade and other receivables – current	4
Cash and cash equivalents	15
Trade and other payables – current	(8)
Bank overdrafts and loans	(15)
Issued bonds	(248)
Borrowings – units of The Consumers' Waterheater Income Fund	(325)
Exchange differences on translation of foreign operations	(4)
Net liabilities disposed of	(227)
Gain on disposal of discontinued operation	227
Proceeds on disposal	**–**

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	21 February, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	12 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

14. Acquisitions and disposals continued

An analysis of the results of The Consumer's Waterheater Income Fund presented as a discontinued operation within the Group Income Statement is as follows:

	2007			2006		
	Results for the period to 1 December before exceptional items and certain re-measurements £m	Exceptional items and certain re-measurements £m	Results for the period to 1 December £m	Results for the year before exceptional items and certain re-measurements £m	Exceptional items and certain re-measurements £m	Results for the year £m
Revenue	42	–	42	47	–	47
Cost of sales[(i)]	27	–	27	25	–	25
Gross profit	69	–	69	72	–	72
Operating costs	(30)	–	(30)	(22)	–	(22)
Operating profit	39	–	39	50	–	50
Net interest expense	(38)	(19)	(57)	(42)	37	(5)
Profit/(loss) before taxation	1	(19)	(18)	8	37	45
Tax credit	–	–	–	6	–	6
Profit/(loss) after taxation from discontinued operation	1	(19)	(18)	14	37	51
Gain on disposal of discontinued operation	–	227	227	–	–	–
Taxation on gain on disposal of discontinued operation	–	–	–	–	–	–
Discontinued operations	1	208	209	14	37	51

(i) Included in discontinued operations is elimination of the cost of sales incurred on sales of water heaters from Direct Energy to the Fund resulting in a credit to the cost of sales above.

(b) Discontinued operation - OneTel

In 2006, the finalisation of the OneTel disposal resulted in a charge to the Income Statement of £8 million net of a £3 million tax credit.

15. Events after the balance sheet date

The Directors propose a final dividend of 9.65 pence per share (totalling £355 million) for the year ended 31 December 2007. The dividend will be submitted for formal approval at the Annual General Meeting to be held on 12 May 2008. These Financial Statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2008.

On 14 January 2008 the Group acquired 88.4% of the outstanding common shares of publicly traded oil and gas company Rockyview Energy Inc. (Rockyview) for cash consideration of C$68 million (£34 million) and the remaining 11.6% of the outstanding common shares of Rockyview by 19 February 2008 in a series of transactions for additional cash consideration of C$9 million (£5 million). The fair values of assets and liabilities acquired and stated below are provisional because the Directors have not yet reached a final determination on all aspects of the fair value exercise.

	IFRS carrying values pre-acquisition £m	Fair value £m
Other intangible assets	7	10
Property, plant and equipment	64	54
Trade and other receivables	6	6
Trade and other payables	(24)	(24)
Provisions for other liabilities and charges	(2)	(6)
Deferred tax liabilities	(4)	(1)
Net assets acquired	47	39
Cash consideration		39

16. Group Income Statement for the six months ended 31 December 2007

	Notes	2007 Results for the period before exceptional items and certain re-measurements (i) £m	2007 Exceptional items and certain re-measurements (i) £m	2007 Results for the period £m	2006 (restated) (ii) Results for the period before exceptional items and certain re-measurements (i) £m	2006 (restated) (ii) Exceptional items and certain re-measurements (i) £m	2006 (restated) (ii) Results for the period £m
Continuing operations							
Group revenue	18	7,772	–	7,772	7,699	–	7,699
Cost of sales (ii)		(5,983)	–	(5,983)	(5,858)	–	(5,858)
Re-measurement of energy contracts (i)	18,19	–	(135)	(135)	–	(423)	(423)
Gross profit		1,789	(135)	1,654	1,841	(423)	1,418
Operating costs before exceptional items (ii)		(1,070)	–	(1,070)	(1,115)	–	(1,115)
Systems write-down	19	–	–	–	–	(196)	(196)
Business restructuring costs	19	–	–	–	–	(87)	(87)
Rough storage incident	19	–	–	–	–	(6)	(6)
Operating costs (ii)		(1,070)	–	(1,070)	(1,115)	(289)	(1,404)
Share of profits/(losses) in joint ventures and associates, net of interest and taxation (ii)		4	(4)	–	3	(15)	(12)
Group operating profit	18	723	(139)	584	729	(727)	2
Interest income		175	–	175	26	–	26
Interest expense		(220)	–	(220)	(65)	–	(65)
Net interest expense		(45)	–	(45)	(39)	–	(39)
Profit from continuing operations before taxation		678	(139)	539	690	(727)	(37)
Taxation on profit from continuing operations		(342)	29	(313)	(255)	199	(56)
Profit/(loss) from continuing operations after taxation		336	(110)	226	435	(528)	(93)
(Loss)/profit from discontinued operations (ii)		(1)	48	47	3	3	6
Gain/(loss) on disposal of discontinued operations		–	227	227	(8)	–	(8)
Discontinued operations		(1)	275	274	(5)	3	(2)
Profit/(loss) for the year		335	165	500	430	(525)	(95)
Attributable to:							
Equity holders of the parent		334	165	499	430	(525)	(95)
Minority interests		1	–	1	–	–	–
		335	165	500	430	(525)	(95)
		Pence		Pence	Pence		Pence
Earnings/(loss) per ordinary share							
From continuing and discontinued operations:							
Basic	20			13.6			(2.6)
Adjusted basic	20	9.1			11.8		
Diluted	20			13.3			(2.6)
From continuing operations:							
Basic	20			6.1			(2.5)
Adjusted basic	20	9.1			11.9		
Diluted	20			6.0			(2.5)

(i) Certain re-measurements (notes 1 and 3) included within operating profit comprise re-measurement arising on our energy procurement activities and re-measurement of proprietary trades in relation to cross-border transportation or capacity contracts. Certain re-measurements included within profit from discontinued operations comprise re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund. All other re-measurement is included within results before exceptional items and certain re-measurements.

(ii) Restated to present costs incurred under the energy savings programme in cost of sales and to present The Consumers' Waterheater Income Fund as a discontinued operation. Note 1 details the change of accounting presentation and the deconsolidation of The Consumers' Waterheater Income Fund.

17. Group Cash Flow Statement for the six months ended 31 December 2007

	Notes	2007 £m	2006 (restated) [i] £m
Operating cash flows before movements in working capital	21	975	986
Increase in inventories		(5)	(60)
Increase in receivables		(541)	(691)
Increase in payables		1,007	1,077
Cash generated from continuing operations		1,436	1,312
Interest received		18	6
Interest paid		(2)	(3)
Tax paid		(368)	(463)
Payments relating to exceptional charges		(22)	(52)
Net cash flow from continuing operating activities	21	1,062	800
Net cash flow from discontinued operating activities	21	34	33
Net cash flow from operating activities		1,096	833
Purchase of interests in subsidiary undertakings and businesses net of cash and cash equivalents acquired		(248)	(5)
Disposal of interests in subsidiary undertakings and businesses net of cash and cash equivalents disposed		(1)	(23)
Purchase of intangible assets		(112)	(107)
Disposal of intangible assets		12	13
Purchase of property, plant and equipment		(290)	(226)
Disposal of property, plant and equipment		–	(2)
Investments in joint ventures and associates		(43)	(2)
Disposal of interests in associates and other investments		–	4
Interest received		51	23
Net sale of other financial assets		40	–
Net cash flow from continuing investing activities		(591)	(325)
Net cash flow from discontinued investing activities		(31)	(14)
Net cash flow from investing activities		(622)	(339)
Issue of ordinary share capital		7	14
Purchase of treasury shares		(2)	–
Interest paid in respect of finance leases		(82)	(24)
Other interest paid		(63)	(41)
Interest paid		(145)	(65)
Cash inflow from additional debt		203	489
Cash outflow from payment of capital element of finance leases		(374)	(8)
Cash outflow from repayment of other debt		(3)	(726)
Net cash flow from decrease in debt		(174)	(245)
Realised net foreign exchange loss on cash settlement of derivative contracts		(8)	21
Equity dividends paid		(123)	(115)
Net cash flow from continuing financing activities		(445)	(390)
Net cash flow from discontinued financing activities		(19)	(20)
Net cash flow from financing activities		(464)	(410)
Net increase in cash and cash equivalents		10	84
Cash and cash equivalents at 1 July [ii]		1,088	511
Effect of foreign exchange rate changes		2	(3)
Cash and cash equivalents at 31 December [ii]		1,100	592

(i) Restated to present exploration and evaluation expenditure, previously reported in property, plant and equipment, in other intangible assets on the Balance Sheet and to present The Consumers' Waterheater Income Fund as a discontinued operation. Note 1 details the change of accounting presentation and the deconsolidation of The Consumers' Waterheater Income Fund.

(ii) Cash and cash equivalents are stated net of overdrafts of £30 million (2006: £48 million).

Notes to the financial information (unaudited)

18. Segmental analysis for the six months ended 31 December 2007

(a) Revenue	2007 Gross segment revenue £m	2007 Less inter-segment revenue (i),(ii),(iii),(v) £m	2007 Group revenue £m	2006 (restated) (v),(vii) Gross segment revenue £m	2006 (restated) (v),(vii) Less inter-segment revenue (i),(ii),(iii),(v) £m	2006 (restated) (v),(vii) Group revenue £m
Continuing operations:						
British Gas Residential	**2,960**	–	**2,960**	3,074	–	3,074
British Gas Business	**1,164**	–	**1,164**	1,134	–	1,134
British Gas Services	**663**	–	**663**	583	–	583
Gas production and development (i)	**557**	**(395)**	**162**	360	(189)	171
Power generation (ii),(iv)	**355**	**(273)**	**82**	–	–	–
Industrial and commercial (iv)	**443**	–	**443**	–	–	–
Industrial sales and wholesaling (ii),(iv)	–	–	–	466	(67)	399
Accord energy trading (v)	**(2)**	**(12)**	**(14)**	40	(10)	30
Centrica Energy	**1,353**	**(680)**	**673**	866	(266)	600
Centrica Storage (iii)	**207**	**(29)**	**178**	207	(39)	168
Direct Energy (vi),(vii)	**1,919**	–	**1,919**	1,986	–	1,986
European Energy	**218**	**(3)**	**215**	154	–	154
	8,484	**(712)**	**7,772**	8,004	(305)	7,699
Discontinued operations:						
The Consumers' Waterheater Income Fund (vii)	**20**	–	**20**	23	–	23
	20	–	**20**	23	–	23

(i) Inter-segment revenue arising in Gas production and development is derived from sales of gas produced for other Group segments.
(ii) Beginning in 2007, sales of generated power from Power generation to other Group segments is transferred and reported at fair value. Prior to 2007, the sale of generated power from Centrica Energy to other Group segments was transferred and reported at cost.
(iii) Inter-segment revenue arising within Centrica Storage represents the provision of storage facilities to other Group companies, on an arm's length basis.
(iv) In 2007, the Group changed its reportable segments creating a Power generation reportable segment and an Industrial and commercial reportable segment. Prior to 2007, these two segments were reported together as Industrial sales and wholesaling. The change to reported segments is detailed in note 1. Prior period comparatives have not been restated as it is impracticable to provide this information on an equivalent basis.
(v) The external revenue presented for Accord energy trading comprises net gains and losses (both realised and unrealised fair value changes) from trading in physical and financial energy contracts. Inter-segment revenue arising in Accord represents the recharge of brokerage fees to other Group segments. Gross segment revenue and inter-segment revenue for Accord have both been increased by £10 million in 2006 to reflect the recharge of brokerage fees as inter-segment revenue to be consistent with the presentation provided in 2007.
(vi) Direct Energy was disclosed as North American Energy and Related Services in the 2006 Annual Report and Accounts. This change was made to align with internal management reporting.
(vii) Discontinued operations previously formed part of the Direct Energy segment. Direct Energy gross segment revenue inclusive of gross revenue from discontinued operations amounted to £1,939 million (2006: £2,009 million).

18. Segmental analysis for the six months ended 31 December 2007 continued

(b) Operating profit	Operating profit/(loss) before exceptional items and certain re-measurements 2007 £m	Operating profit/(loss) before exceptional items and certain re-measurements 2006 (restated (iii)) £m	Exceptional items (note 19) 2007 £m	Exceptional items (note 19) 2006 £m	Certain re-measurements (note 19) 2007 £m	Certain re-measurements (note 19) 2006 £m	Operating profit/(loss) after exceptional items and certain re-measurements 2007 £m	Operating profit/(loss) after exceptional items and certain re-measurements 2006 (restated) (iii) £m
Continuing operations:								
British Gas Residential	**38**	238	–	(214)	**(64)**	(415)	**(26)**	(391)
British Gas Business	**72**	76	–	–	**184**	(282)	**256**	(206)
British Gas Services	**88**	58	–	(66)	–	–	**88**	(8)
Gas production and development	**306**	160	–	–	**(16)**	18	**290**	178
Power generation [i]	**(1)**	–	–	–	**(42)**	–	**(43)**	–
Industrial and commercial [i]	**31**	–	–	–	**(201)**	–	**(170)**	–
Industrial sales and wholesaling [i]	–	(78)	–	–	–	278	–	200
Accord energy trading	**(10)**	25	–	–	–	9	**(10)**	34
Centrica Energy	**326**	107	–	–	**(259)**	305	**67**	412
Centrica Storage	**112**	135	–	–	**(7)**	2	**105**	137
Direct Energy [ii,iii]	**77**	81	–	–	**10**	(33)	**87**	48
European Energy	**6**	11	–	–	**(4)**	(15)	**2**	(4)
Other operations [iv]	**4**	23	–	(9)	**1**	–	**5**	14
	723	729	–	(289)	**(139)**	(438)	**584**	2
Discontinued operations:								
The Consumers' Waterheater Income Fund [iii]	**17**	21	**227**	–	–	–	**244**	21
OneTel	–	(11)	–	–	–	–	–	(11)
	17	10	**227**	–	–	–	**244**	10

(i) In 2007, the Group changed its reportable segments creating a Power generation reportable segment and an Industrial and commercial reportable segment. Prior to 2007, these two segments were reported together as Industrial sales and wholesaling. The change to reported segments is detailed in note 1. Prior period comparatives have not been restated as it is impracticable to provide this information on an equivalent basis.

(ii) Direct Energy was disclosed as North American Energy and Related Services in the 2006 Annual Report and Accounts. This change was made to align with internal management reporting.

(iii) Restated to present The Consumers' Waterheater Income Fund as a discontinued operation as explained in note 3. Discontinued operations previously formed part of the Direct Energy segment. Direct Energy segment result inclusive of the result from discontinued operations amounted to a profit of £94 million (2006: £102 million) before exceptional items and certain re-measurements and £331 million after exceptional items and certain re-measurements (2006: £69 million).

(iv) In 2006, operating profit before exceptional items and certain re-measurements includes a £20 million gain arising on revisions to the assumptions made in calculating the Group's defined benefit pension liability. The Schemes' rules were amended from 1 April 2006 to allow employees to commute a larger amount of their pension to a cash lump sum on retirement, in line with changes in the Finance Act.

19. Exceptional items and certain re-measurements for the six months ended 31 December 2007

(a) Exceptional items (note 1)	2007 £m	2006 £m
Exceptional items recognised in continuing operations		
Systems write-down [i]	–	(196)
Business restructuring costs [ii]	–	(87)
Rough storage incident [iii]	–	(6)
Total exceptional items recognised in continuing operations	–	(289)
Tax credit on exceptional items [i,ii,iii]	–	81
Total exceptional items recognised in continuing operations after taxation	–	(208)
Discontinued operations:		
Profit on disposal of The Consumers' Waterheater Income Fund (note 14)	227	–
Total exceptional items recognised	227	(208)

(i) Systems write-down costs in 2006 comprised the write-down of certain major systems developments following a review of their existing and required future functionality. The cost comprises write-downs in British Gas Residential (£178 million) and British Gas Services (£18 million). A tax credit of £59 million was recognised in respect of these costs.
(ii) Business restructuring costs in 2006 comprised £87 million from staff reductions at the corporate centre (£3 million), British Gas Residential (£16 million), and British Gas Services (£48 million), and £20 million related to the closure of the head office of British Gas Residential. A tax credit of £20 million was recognised in respect of these costs.
(iii) Centrica Storage operations at Rough suffered a major interruption caused by a fire in February 2006. Our investment in emergency shutdown systems and prompt management action mitigated the damage to ensure no loss of life. Following a full assessment of the work needed to restore operations, the costs of the incident resulted in an exceptional charge before taxation of £48 million (of which £24 million was recognised within Other operations). A tax credit of £14 million was recognised in respect of the charge of which £2 million arose in the 2nd half.

(b) Certain re-measurements (note 1)	2007 £m	2006 £m
Certain re-measurements recognised in relation to energy contracts		
Net gains/(losses) arising on delivery of contracts [i]	43	(114)
Net losses arising on market price movements and new contracts [ii]	(175)	(333)
Net (losses)/gains arising on proprietary trades in relation to cross-border transportation or capacity contracts [iii]	(3)	24
Net re-measurement of energy contracts included within gross profit	(135)	(423)
Net losses arising on re-measurement of joint ventures' energy contracts [iv]	(4)	(15)
Net re-measurement included within Group operating profit	(139)	(438)
Taxation on certain re-measurements:	29	118
Net re-measurement after taxation	(110)	(320)
Discontinued operations:		
Gains arising on re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund [v]	48	3
Total certain re-measurements	(62)	(317)

(i) As energy is delivered or consumed from previously contracted positions, the related fair value recognised in the opening balance sheet (representing the difference between forward energy prices at the opening balance sheet date, and the contract price of energy to be delivered) is charged or credited to the Income Statement.
(ii) Represents fair value losses arising from the change in fair value of future contracted sales and purchase contracts as a result of changes in forward energy prices between reporting dates (or date of inception and the reporting date, where later).
(iii) Comprises movements in fair value arising on proprietary trades in relation to cross-border transportation or storage capacity, on which economic value has been created which is not wholly accounted for under the provisions of IAS 39.
(iv) Certain re-measurements included within Group operating profit also include the Group's share of the certain re-measurements relating to the energy procurement activities of joint ventures.
(v) Certain re-measurements included within discontinued operations comprise re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund. All other re-measurements are included within results before exceptional items and certain re-measurements.

20. Earnings per ordinary share for the six months ended 31 December 2007

(a) Continuing and discontinued operations	2007 £m	2007 Pence per ordinary share	2006 £m	2006 Pence per ordinary share
Earnings/(loss) – basic	499	13.6	(95)	(2.6)
Net exceptional items after tax (notes 1 and 19)	(227)	(6.2)	208	5.8
Certain re-measurement gains after tax (notes 1 and 19)	62	1.7	317	8.6
Earnings – adjusted basic	334	9.1	430	11.8
Earnings/(loss) – diluted	499	13.3	(95)	(2.6)

(b) Continuing operations	2007 £m	2007 Pence per ordinary share	2006 £m	2006 Pence per ordinary share
Earnings/(loss) – basic	225	6.1	(93)	(2.5)
Net exceptional items after tax (notes 1 and 19)	-	–	208	5.8
Certain re-measurement gains after tax (notes 1 and 19)	110	3.0	320	8.6
Earnings – adjusted basic	335	9.1	435	11.9
Earnings/(loss) – diluted	225	6.0	(93)	(2.5)

(c) Discontinued operations	2007 £m	2007 Pence per ordinary share	2006 £m	2006 Pence per ordinary share
Earnings/(loss) – basic	274	7.5	(2)	(0.1)
Earnings/(loss) – diluted	274	7.3	(2)	(0.1)

Certain re-measurements (notes 1 and 19) included within operating profit comprise re-measurement arising on our energy procurement activities and re-measurement of proprietary trades in relation to cross-border transportation or capacity contracts. Certain re-measurements included within discontinued operations comprise re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund. All other re-measurement is included within results before exceptional items and certain re-measurements.

21. Notes to the Group Cash Flow Statement for the six months ended 31 December 2007

Reconciliation of Group operating profit to net cash flow from operating activities	2007 £m	2006 (restated) (i) £m
Continuing operations		
Group operating profit including share of result of joint ventures and associates	584	2
Less share of losses of joint ventures and associates	–	12
Group operating profit before share of joint ventures and associates	584	14
Add back:		
Amortisation and write-down of intangible assets	38	49
Depreciation of property, plant and equipment	250	247
Systems write-down	–	196
Employee share scheme costs	16	12
Profit on sale of businesses	–	(4)
Loss/(profit) on sale of property, plant and equipment, and other intangible assets	2	(7)
Movement in provisions	(78)	58
Re-measurement of energy contracts (ii)	163	421
Operating cash flows before movements in working capital	975	986
Increase in inventories	(5)	(60)
Increase in receivables	(541)	(691)
Increase in payables	1,007	1,077
Cash generated from continuing operations	1,436	1,312
Income taxes paid	(275)	(192)
Net petroleum revenue tax paid	(93)	(271)
Net interest received	16	3
Payments relating to exceptional charges	(22)	(52)
Net cash flow from continuing operating activities	1,062	800
Discontinued operations		
Group operating profit before share of joint ventures and associates	244	21
Add back:		
Amortisation of intangible assets	1	–
Depreciation of property, plant and equipment	10	11
Profit on disposal of subsidiary	(227)	–
Loss on sale of property, plant and equipment, and other intangible assets	5	–
Operating cash flows before movements in working capital	33	32
Increase in payables	1	1
Net cash flow from discontinued operating activities	34	33
Net cash flow from operating activities	1,096	833

(i) Restated to present exploration and evaluation expenditure, previously reported in property, plant and equipment, in other intangible assets on the Balance Sheet and to present The Consumers' Waterheater Income Fund as a discontinued operation. Note 1 details the change of accounting presentation and the deconsolidation of The Consumers' Waterheater Income Fund.
(ii) Adds back unrealised (profits)/losses arising from re-measurement of energy contracts including those related to proprietary trading activities.

Disclaimers

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any Centrica shares or other securities.
This announcement contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Centrica plc. These statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts.
Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

For further information

Centrica will hold its 2007 Preliminary Results presentation for analysts and institutional investors at 9.30am (GMT) on Thursday 21 February 2008. There will be a live webcast of the presentation and slides from 9.30am at www.centrica.com/investors.

The live broadcast of the presentation will be available by dialling in using the following numbers:

From the UK	01452 556 620
From overseas	+44 1452 556 620

The call title is "Centrica plc - Preliminary Results Announcement 2007" and the conference ID is 31229130.

An archived webcast and full transcript of the presentation and the question and answer session will be available on the website on Friday 22 February 2008.

Enquiries

Investors and Analysts:	Kieran McKinney	Director of Investor Relations
	Telephone:	01753 494 900
	email:	ir@centrica.com
Media:		Media Relations
	Telephone:	0845 072 8002
	email:	media@centrica.com

Financial Calendar

Ex-dividend date for 2007 final dividend	23 April 2008
Record date for 2007 final dividend	25 April 2008
Annual General Meeting	12 May 2008
Interim Management Statement	12 May 2008
2007 final dividend payment date	11 June 2008
2008 interim results announcement	31 July 2008

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END